                                                                    EXHIBIT 99.1

Interim Report

(For the period from January 1, 2005 through June 30, 2005)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Korea Thrunet Co., Ltd.

Is submitting this interim report.

Representative Director: Mr. Soon-Yub Samuel Kwon

Head Office:             Asia One Building
                         17-7 Yoido-dong
                         Youngdeungpo-ku
                         Seoul, Korea 150-874
                         (Tel. 82-2-6266-3300)

Person in Charge:        Mr. Young Wan Cho, Chief Financial Officer
                         (Tel. 82-2-6266-4590)

                           FORWARD LOOKING INFORMATION

This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to the Company's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in the Company's securities. The Company does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

I. COMPANY STATUS

1. HISTORY OF THE COMPANY

     A.   Major events in 2005

          - Feb. 4, 2005: Signed definitive Investment Agreement with hanarotelecom Inc.

          - Apr. 29, 2005: The Court approved Re-Corporate reorganization plan

          - Jun. 3, 2005: Pursuant to the Investment Agreement, hanarotelecom Inc. acquired 96.22% stake of Thrunet shares

          - Jun. 23, 2005: The Court decided to end the corporate reorganization proceedings

          -    Jul. 1, 2005: Included to the Company Group of hanarotelecom
               Inc.

2. CAPITAL CHANGES

     A.   Capital Increase

                                                          (Unit: share, KRW Won)

                               Details of Increased Share
                     ---------------------------------------------
                                           Par Value   Issue Price
  Date     Origin     Type     Quantity    Per Share    Per Share      Remark
-------   --------   ------   ----------   ---------   -----------   ----------
 6/1/04    Capital   Common    6,958,806   Won 2,500    Won 5,000      Debt to
          Increase    Stock                                            Equity

2/18/05    Capital   Common          801   Won 2,500    Won 5,000      Debt to
          Increase    Stock                                            Equity

 6/3/05    Capital   Common   99,240,000   Won 2,500    Won 2,500    Investment
          Increase    Stock                                           Agreement

     B.   Capital Decrease

                                                          (Unit: share, KRW Won)

                                   Details of Increased Share
                         ---------------------------------------------
                                               Par Value   Issue Price
  Date     Origin         Type     Quantity    Per Share    Per Share      Remark
-------   --------       ------   ----------   ---------   -----------   ----------
 1/9/04      Capital     Common   42,633,447   Won 2,500        --
            reduction     Stock
             without
          compensation

2/20/04      Capital     Common   34,126,768   Won 2,500        --
            reduction     Stock
             without
          compensation

 4/8/04      Capital     Common       32,051   Won 2,500        --
            reduction     Stock
             without

          compensation

 6/2/04      Capital     Common        7,815   Won 2,500        --
            reduction     Stock
             without
          compensation

 6/2/04      Capital     Common    3,900,360   Won 2,500        --
            reduction     Stock
             without
          compensation

     C.   Plans for Capital Change: N/A

3. TOTAL NUMBER OF SHARES

     A.   Total Number of Shares

                                                           (As of Jun. 30, 2005)

                                                      Type of Stock
                                         --------------------------------------
                                                        Preferred
                                         Common Stock     Stock        Total
                                         ------------   ---------   -----------
1. Total Number of Shares to be Issued    400,000,000       --      400,000,000
2. Total Number of Shares Issued          339,105,388       --      339,105,388
3. Total Number of Shares Reduced         235,970,962       --      235,970,962
   - Capital Reduction                    235,970,962               235,970,962
4. Number of Outstanding Shares           103,134,426               103,134,426
5. Treasury Shares                              5,451                     5,451
6. Shares Trading                         103,128,975               103,128,975

     B.   Details of Shares Issued

                                                            (As of Jun 30, 2005)

Par Value Per Share: Won 2,500                               (Unit: won, shares)

Classification       Type       Shares Issued   Total Par Value
--------------   ------------   -------------   ---------------
  Registered     Common Stock    103,134,426    257,836,065,000

     C. Purchase and Sale of Treasury Shares: There were no changes made in 2Q 2005.

     D.   Treasury Stock Fund: There were no changes made in 2Q 2005.

     E.   Stock Option: N/A

     F.   Employee Stock Ownership Association

                                                                   (Unit: Share)

  Account held by         Type       Beginning of 2005   Jun 30, 2005
-------------------   ------------   -----------------   ------------
Members Association   Common Share          141               70

4. VOTING RIGHTS

As of Jun.30, 2005                                                  Unit: shares

                                                                Number
                      Classification                          of Shares        Remark
                      --------------                         -----------   -------------
1. Shares with voting rights [a-b]                           103,134,426
   a. Total number of shares issued by the Company           103,134,426
   b. Shares without voting rights                                    --

2. Shares with limited voting rights[a+b+c+d]                      5,451
   a. Restricted by Commercial Law                                 5,451   Article 369-2
   b. Restricted by Securities and Exchange Law
   c. Restricted by Monopoly Regulation and Fair Trade Law
   d. Restricted by other applicable laws

3. Shares with restored voting rights                                  0
   Shares with exercisable voting rights [1-2+3]             103,128,975

5. DIVIDEND INFORMATION

     There was no dividend in Recent 5 Years.

II. BUSINESS CONTENTS

     1. BUSINESS OUTLINE

          A.   Market Share Ratio (As of June 30, 2005)

                                                       Number of     Market
   Classification                Company              Subscriber   Share (%)
   --------------     -----------------------------   ----------   ---------
                                    KT                 6,172,475      50.3
                              Hanaro Telecom           2,786,474      22.7
                                 Thrunet               1,273,849      10.4
                               Onse Telecom              372,378       3.0
High Speed Internet             DreamLine                132,405       1.1
      Service                     Dacom                  260,422       2.1
                      Value-added service providers    1,023,020       8.3
                        Specific service providers       239,892       2.0
                                  Total               12,260,915     100.0

          Source: Ministry of Information and Communication

     2. MAIN PRODUCTS AND MATERIALS

          A. Status of Major Products

                                                      (Unit: In Millions of Won)

                                                                                  Sales Amt.
  Business Area    Sales Type        Product          Specific Use     Brand        (Ratio)
----------------   ----------   -----------------   ---------------   -------   --------------
    Broadband                   Telecommunication   Internet Access
Internet Service     Service         Services           Service       Thrunet   153,044 (100%)

          B. Price Changes of Main Products: There were no changes made in 2Q 2005.

     3. MAJOR FACILITIES

                                              Gain/Loss
                             Beginning   -------------------                    Ending
      Property Type         Book Value   Increase   Decrease   Amortization   Book Value
-------------------------   ----------   --------   --------   ------------   ----------
           Land                12,252                                           12,252
         Building              15,679                                197        15,482
          System              115,730      13,325     3,748       27,389        97,918
    Communication Line         74,233           2       165        6,767        67,303
   Tools and Equipment            321                     1           60           260
   Office Fixtures and            429                     1          228           200
         Supplies
       Lease Asset              5,473                 5,473                          0
Assets Under Construction       9,241       4,247     8,966                      4,522
  Other tangible assets           237         170       390                         17

4. SALES PERFORMANCE

                                                       (Unit: In Million of Won)

  Business Area            Item          10th 2Q    9th 2Q   9th Annual
-----------------   ------------------   -------   -------   ----------
  Supplementary
Telecommunication   Broadband Internet   153,044   182,651     349,772

5. DERIVATIVE PRODUCTS

     A.   Foreign Exchange Position by Currency Type: N/A

     B.   Foreign Exchange Risk Management: N/A

6. MATERIAL AGREEMENT

                   Contract Content                        Contractor     Contract Date (Term)
------------------------------------------------------   --------------   ---------------------
Investment Agreement of M&A between hanarotelecom Inc.    Hanarotelecom          2005.2.4
              and Korea Thrunet Co., Ltd.                     Inc.
           Provision of Domestic IX service                    KT         2005.3.1 ~ 2005.11.27
             Provision of Internet circuit                    DACON        2004.12.1~2005.11.30
  Agreement on Provision of International Leased line    DACOM Crossing         2004.09.11
 Provision of high-volume circuits between Thrunet and      Powercomm           2004.06.24
                       Powercomm

7. R&D

     A.   Summary of R&D Activities

          (1)  R&D Teams: N/A

          (2)  R&D Expenses: N/A

8. OTHER INFORMATION FOR INVESTMENT DECISIONS

     A. Funding Summary

          - There was no outside funding after the commencement of reorganization proceedings in March 2003.

          - Then existing liabilities which were reclassified according to the reorganization plan as secured borrowings and unsecured borrowings were repaid according to the amended reorganization plan during this quarter.

          - Then issuance of bond and increase of Capital was done according to the Investment Agreement with hanarotelecom Inc.

[Domestic]                                            (Unit: In millions of Won)

                   Beginning
     Source         Balance    Increase   Repayment   Ending Balance   Remarks
----------------   ---------   --------   ---------   --------------   -------
      Bond                0     223,290                   223,290
Capital Increase          0     248,100                   248,100
     Others         401,758                401,758              0
      Total         401,758     471,390    401,758        471,390

[Overseas]                                       (Unit: In thousands of dollars)

                   Beginning
     Source         Balance    Increase   Repayment   Ending Balance   Remarks
----------------   ---------   --------   ---------   --------------   -------
     Others          11,486                 11,486           0
      Total          11,486                 11,486           0

B. Credit Rating in Past Three Years

  DATE         ITEM        CREDIT RATING   CREDIT RATING AGENCY   RATING TYPE
-------   --------------   -------------   --------------------   -----------
6/28/02   Corporate Bond        BB+                NICE             Periodic
2/28/02   Corporate Bond        BB+            Korea Ratings       Mandatory
2/27/02   Corporate Bond        BB+                NICE            Mandatory

III. FINANCIAL INFORMATION

1. FINANCIAL SUMMARY

                                                      (Unit: In Millions of Won)

                                            9TH        8TH        7TH        6TH
          CLASSIFICATION       10TH 2Q    ANNUAL     ANNUAL     ANNUAL      ANNUAL
---------------------------   --------   --------   --------   --------   ---------
[Current Assets]               173,585    149,348    133,273    175,082     258,870
- Current Assets               173,585    149,348    133,273    175,082     258,870
- Inventories                        0          0          0          0           0
[Fixed Assets]                 227,863    265,368    390,185    573,888   1,436,109

                                             9TH        8TH        7TH        6TH
          CLASSIFICATION        10TH 2Q    ANNUAL     ANNUAL     ANNUAL      ANNUAL
---------------------------    --------   --------   --------   --------   ---------
- Investment Assets              15,435     17,389     26,263     49,652     272,432
- Tangible Assets               197,954    233,596    346,260    500,744   1,134,231
- Intangible Assets              14,474     14,384     17,661     23,491      29,446
   Total Assets                 401,448    414,716    523,458    748,969   1,694,979
[Current Liabilities]            42,407     94,525    144,164    522,340     673,805
[Long-term Liabilities]         227,404    401,492    574,658    299,945     987,616
   Total Liabilities            269,811    496,017    718,825    822,285   1,661,421
[Shareholders' Equity]          257,836     19,507    194,088    194,088     256,602
[Capital Surplus]               397,146    388,578    159,298    546,723     264,340
- Additional Paid-in Capital    175,341    176,539    159,298    159,328     264,340
- Gains on Capital Reduction    201,364    191,598          0    387,425           0
- Other Additional Capital       20,441     20,441          0          0           0
[Retained Earning]             (523,533)  (489,472)  (568,801)  (834,198)   (509,642)
[Capital Adjustment]                189         86     20,048     20,040      22,258
Total Stockholders' Equity      131,637    (81,301)  (195,366)   (73,315)     33,558
Revenues                        153,044    349,772    388,320    528,075     476,885
Operating Income                (11,095)     2,845    (12,221)   (11,023)    (78,720)
Ordinary Income                 (34,061)   (74,073)  (122,028)  (318,760)   (253,124)
Net Income                      (34,061)    79,329   (122,028)  (324,557)   (241,336)

[(___) refers to minus]

2. VIOLATIONS OF CORPORATE ACCOUNTING STANDARDS

     -    Violations Requiring Modification of Financial Statement: N/A

     -    Violations Irrelevant to Modification of Financial Statement: N/A

3. ACCOUNTING INFORMATION

     A.   Allowance for Doubtful Account

          (1)  Allowance for Doubtful Account for the Past Three Years

                                                          (Unit: Million Won, %)

                                                   Allowance for
                                          Total       doubtful
Classification       Account Title        Amount      account      Reserve Ratio
--------------   ---------------------   -------   -------------   -------------
    2Q 10th      Trade Receivables        86,859       44,980           51.7
                 Non-Trade Receivables    19,297       16,202           83.9
                 Long-term Non-Trade       1,069        1,069            100
                 Receivables
                 Long-term Loans           2,816        2,509             89

              Total                      110,041       64,760           58.8
    9th       Trade Receivables           90,207       41,425           45.9
              Non-Trade Receivables       25,630       18,196           70.9
              Long-term Loan               2,987           21            0.7
              Total                      118,824       59,642           50.1
    8th       Trade Receivables           90,721       27,674           30.5
              Non-Trade Receivables       23,348       18,820           80.6
              Short-term Loan
              Long-term Loan               3,092           21           0.68
              Total                      117,161       46,515           39.7

     (2) Establishing Allowance for Bad Debts Related to Accounts Receivable As for current trade receivables on the date of balance sheet, the Company is establishing allowance for doubtful account based on actual bad debts experience in the past and estimated bad debts.

     (3) Trade Receivables by Term as of 2Q-End of This Year

                                                      (Unit: In Millions of Won)

                                         Over 6 Months   Over 1 Year
                           Less than 6    Less than 1    Less than 3   Over 3
     Classification           Months         Year           Years       Years    Total
     --------------        -----------   -------------   -----------   ------   ------
         General              45,240         8,911          32,651       56     86,858
Special Relevant Parties          --            --              --       --         --
          Total               45,240         8,911          32,651       56
          Ratio                 52.0%         10.2%           37.5%     0.3%       100%

B. Changes to Accounting Standards in the Past Five Years, And Reasons

     Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea Accounting Standards. The Company's financial statements were revised its Accounting Standards in accordance with the new Accounting Standards.

Year 2002   Newly applied Article 2 to 9 of the Korea Accounting Standard
Year 2003   Newly applied Article 10, 12 and 13 of the Korea Accounting Standards
Year 2004   Newly applied Article 15, 16 and 17 of the Korea Accounting Standards

C. Evaluation of Unmarketable Equity Securities in Current Year

                                               (Unit: Share, In Millions of Won)

                                   Number of                          Estimation
            Company Name             share      Cost   Book Value   Gains(Losses)
            ------------           ---------   -----   ----------   -------------
Inbain                               67,500       64         64
Hankyung.Com                        100,000      131        131

Korea IT Venture Investment          25,000       65         65
KI&X                                 10,000       50         50
MIC99-7 Venture Capital Union #8         28      285        135
HeyAnita Korea                      313,600      827        827
Korea Cable TV Saeronet             246,191    1,732      1,732
Powercomm                            83,333    1,000      1,000
TG Venture Capital Union #5             6.4       97         97
RentHouse                            28,000       21         21
Ahicon                               31,653       23         23
Total

4. FINANCIAL STATEMENTS

A. Balance Sheet

                                  Balance Sheet
                           10th 2Q, as of 2005. 6. 30
                          9th _____, as of 2004. 12.31
                          8th _____, as of 2003. 12.31

                                                      (Unit: In Millions of Won)

                    SUBJECT                            10TH 2 Q           9TH ANNUAL          8TH ANNUAL
                    -------                       -----------------   -----------------   -----------------
Assets
I. Current Assets                                           173,585             149,348             133,273
(1) Current Assets                                          173,585             149,347             133,273
   1. Cash and cash equivalents                             121,304              86,008              61,438
   2. Short-term financial instrument                         5,853               5,818               3,459
   3. Trade receivable                             86,859              90,207              90,721
      Allowance for doubtful accounts              44,980    41,878    41,425    48,782    27,674    63,048
   4. Advance Payment                                            42                 550
   5. Non-trade Receivable                         19,297              25,630              23,348
      Allowance for doubtful accounts              16,202              18,196              18,820
      Present Value Discount                                  3,094        30     7,404        57     4,471
   6. Accrued revenues                                          785                 206                 105
   7. Prepaid expenses                                          149                 212                 282
   8. Prepaid income tax                                        477                 367                 471
II. Fixed assets                                            227,863             265,368             390,186
(1) Investment assets                                        15,435              17,389              26,263
   1. Long-term financial instrument                             19                  19                  11
   2. Marketable securities                                   4,730               5,683               6,058
   3. Investment in equity securities applied
      Equity method                                           1,214                 246               6,211
   4. Long-term loans                               2,816               2,987               3,092
      Allowance for doubtful accounts               2,509                  21                  21
      Present value discount                                    307     1,427     1,540     1,577     1,495
   5. Long-term non-trade receivables               1,069               1,069               1,942
      Present value discount                                              613       456       789     1,153
   6. Deposits provided                                       7,779               8,059               9,949
   7. Memberships                                             1,387               1,387               1,387

   8. Other Investment
(2) Tangible Assets                                         197,954             233,596             346,260
   1. Land                                                   12,252              12,252              12,252
   2. Building                                     17,878              17,878              17,878
      Accumulated depreciation                      2,396    15,482     2,199    15,679     1,805    16,073
   3. Transmission and communications equipment   461,383             421,161             405,704
      Accumulated reduction loss                   41,855              38,309               4,195
      Accumulated depreciation                    321,609    97,918   267,122   115,730   212,146   189,363
   4. Communication circuit equipment             143,511             143,540             158,584
      Accumulated depreciation                     53,984              47,240              36,560
      Accumulated reduction loss                   22,225    67,302    22,068    74,233    14,326   107,698
   5. Tools                                         1,072               1,072               1,072
      Accumulated depreciation                        784                 724                 597
      Accumulated reduction loss                       27       260        26       321        --       475
   6. Office equipments                             7,130               8,044               7,940
      Accumulated depreciation                      6,930       200     7,615       429     6,719     1,221
   7. Construction in progress                                4,523               9,241               8,780
   8. Other tangible assets                                      17                 237               2,579
   9. Capital lease assets                                             33,324              34,069
      Accumulated depreciation                                         27,829              26,250
      Accumulated reduction loss                                           21     5,473        --     7,819
   10. Vehicles                                                                                 0
    Accumulated depreciation                                                                              0
(3) Intangible Assets                                        14,474              14,384              17,662
   1. Patents-Industrial
   2. Software
   3. Goodwill                                                                      746               1,137
   4. Other intangible asset                                 14,474              13,638              16,524
      Total Assets                                          401,448             414,716             523,459
Liabilities
I. Current liabilities                                       42,407              94,525             144,167
   1. Short-term borrowing
   2. Current portion of long-term liabilities                                             36,772
      Present value discount                                                                4,698    32,074
   3. Non-trade payable                                                                    14,294
      Present value discount                                 13,850              11,692         0    14,294
   4. Advances from customers                                   911                 865                 777
   5. Withholdings                                              146                 425                 389
   6. Value added tax withheld                                1,965               2,138               3,703
   7. Accrued expenses                                       24,662              28,411              46,366
   8. Current portion of capital non-trade
      payable
   9. Current portion of bond payables
      Discount on bonds payables
   10. Current portion of convertible bonds
       Discount on bonds payables
       Accrued interest
   11. Allowance for contingent loss

   12. Currency exchange
   13. Current portion of long-term non-trade payable     873               28,947               46,565
       Present value discount                                        873     2,762     26,184         0     46,565
   14. Unearned revenues
   15. Deposits received                                                               24,810

II. Fixed Liabilities                                            227,404              401,492              574,658
   1. Bonds payable                                              223,290
   2. Convertible bonds
      Bond discount
      Long-term accrued interest
   3. Long-term borrowings                                                 413,347              450,485
      Present value discount                                                79,732    333,615         0    450,485
   4. Provision for severance benefits                  4,029                3,100                2,661
      Deposit for severance benefits                      368                  361                  396
      Contribution to national pension plan                27      3,634        27      2,712        32      2,234
   5. Non-trade payables of capital lease
   6. Long-term non-trade payables                                          86,933              119,875
      Present value discount                                                22,387     64,546         0    119,875
   7. Leasehold deposit received                                     480                  620                2,065
   8. Long-term unearned revenues
      Total Liabilities                                          269,811              496,017              718,826
Stockholders' Equity
I. Capital stock                                                 257,836               19,507              194,088
   Common stock                                                  257,836               19,507              194,088
II. Additional paid-in and other capital                         397,146              388,578              159,298
      Additional Paid-in Capital                                 175,341              176,539              159,298
      Gains on capital reduction                                 201,364              191,598                   --
      Other additional paid-in capital                            20,441               20,441
III. Retained earning                                           (523,533)            (489,472)            (568,802)
   1. Unappropriated retained earnings                          (523,533)            (489,472)            (568,802)
      Forwarded retained earnings
      Net income
IV. Capital adjustments                                              189                   86               20,049
   1. Loss on valuation of marketable securities
   2. Stock option                                                                                          20,441
   3. Treasury Stock                                                  (5)                 (10)                (392)
   4. Gains on Valuation of Investment Securities                    193                   96
      Total Stockholders' Equity                                 131,637              (81,301)            (195,367)
   Total Liabilities and Stockholders' Equity                    401,448              414,716              523,459

B. Income Statement

                                Income Statement

                         10th 2 Q (2005.1.1 ~ 2005.6.30)

                         9th 2 Q (2004.1.1 ~ 2004.6.30)
                        9th ____ (2004.1.1 ~ 2004.12.31)
                        8th ____ (2003.1.1 ~ 2003.12.31)

                                                      (Unit: In Millions of Won)

                                                                 10th 2 Q                 9th 2 Q
                                                          ----------------------  ----------------------
                         Subject                          3 Months  Accumulation  3 Months  Accumulation  9th Annual  8th Annual
                         -------                          --------  ------------  --------  ------------  ----------  ----------
I. Revenues                                                75,850      153,044     90,433      182,652      349,772     388,321
II. Operating Costs                                        71,978      146,046     77,033      155,594      302,690     353,962
III. Gross Income                                           3,872        6,999     13,400       27,058       47,081      34,359
IV. Selling and administrative expense                      8,059       18,093     10,955       20,667       44,237      46,581
   1. Salaries                                                793        1,352        567        1,146        2,634       2,662
   2. Severance benefits                                      158          217         51           92          206         201
   3. Employee benefits                                       108          206         63          240          426         607
   4. Compensation expense associated with stock option
   5. Travel expenses                                           1            2          2            3            8          25
   6. Communications expenses                                 151          292        147          283          584         674
   7. Vehicles maintenance expense                             56          111         62          124          247         289
   8. Taxes and dues                                          104          212        108          229          555         636
   9. Rental expenses                                         334          668        388          776        1,350       2,116
   10. Depreciations expenses                                 227          486        370          752        1,441       1,776
   11. Amortization of intangible asset                       516        1,093        870        2,046        3,388       5,830
   12. Bad debt expenses                                    3,572        8,545      4,644        8,438       21,064      12,270
   13. Repairs expenses                                        23           35         23           48           77       1,087
   14. Insurance premium                                       39           79         37           76          138       1,203
   15. Entertainment expenses                                   8           15          9           21           40         108
   16. Advertising expenses                                 1,595        3,456      3,168        5,310        9,246      11,842
   17. Publication expenses                                     6            8          3            8           14          23
   18. Commissions
   19. Sales commissions for Internet services                198          971        248          707        1,893       4,455
   20. Trainings expenses                                                               1            1            2          --
   21. Utilities expenses                                     155          317        152          311          666         735
   22. Supplies expenses                                        5           12          5            9           17          20
   23. Conference                                               8           15          9           18           41          31
   24. Marketing expenses                                                              29           29          201           1
   25. R&D expenses
V. Operating Income (Loss)                                 (4,187)     (11,095)     2,445        6,391        2,845     (12,222)
VI. Non-operating Income                                    4,907        8,474      4,032       12,380       30,724      32,062
   1. Interest income                                       1,131        1,904        994        1,349        2,956       3,176
   2. Dividends income                                         10           10
   3. Rental Income                                           440        1,085        687        1,312        2,627       1,759
   4. Gains on foreign currency transaction                     1            2          4           21           57          22
   5. Gains on foreign currency translation                                  1                   1,195        3,518          61
   6. Gain on breach of contract                            1,198        2,490      1,426        2,948        5,189       6,818

   7. Reversal of provision for contingency loss                                                    79
   8. Gains on disposition of investments                                                                     1,551       1,108
   9. Gains on disposition of tangible assets                   9            9          1        4,138        4,138
   10. Gains on delay charge                                  309          613        343          698        1,369       1,437
   11. Conversion income
   12. Reversal of allowance for doubtful accounts                                                              421      10,051
   13. Recovery of impairment losses on marketable bonds                   507                                  757         654
   14. Reversal of contingency loss                                                                                       5,797
   15. Miscellaneous revenues                               1,714        1,758        577          640          838       1,179
   16. Equity income on investment                             96           96
   17. Gains from liabilities repayment                                                                       7,302
VII. Non-Operating Expenses                                22,504       31,440     17,327       (32,341)    107,642     141,868
   1. Interest expenses                                     3,841       13,269     13,084        26,175      50,554      61,938
   2. Losses on foreign currency transaction                    1            2          1             6           6         211
   3. Losses on foreign currency translation                  445           --        207           207                       3
   4. Donations
   5. Losses on valuation of investments
   6. Impairment Losses on disposition of investment          221          221        908           908                      32
   7. Losses on disposition of tangible assets                                      1,061         2,387       2,525       3,005
   8. Losses on disposition of trade receivables
   9. Other bad debt expenses                               2,289        1,924        466           466         772       5,813
   10. Impairment losses on securities                                                                        1,375       4,815
   11. Impairment losses on tangible assets                 3,683        3,683                               43,890      27,177
   12. Impairment losses on intangible assets                 550          550                                  116
   13. Miscellaneous losses                                 3,370        3,545          8           203       1,356       6,506
   14. Losses on breach of contract
   15. Losses from trade receivables                        8,000        8,000
   16. Impairment losses on other investment                                                                             28,094
   17. Equity loss on investment                              103          246      1,591         1,989       2,629       4,274
   18. Losses on  correction of previous error                                                                4,418
VII. Gain before extraordinary gains/losses and
     income taxes                                         (21,784)     (34,061)   (10,850)      (13,570)    (74,073)   (122,028)
IX. Extraordinary Gains                                                               202       188,834
    Gains from liabilities exempted                                                   202       188,834

X. Extraordinary Losses
XI. Income before income taxes expenses   (21,784)  (34,061)  (10,648)  175,264   79,330   (122,028)
XII. Income Tax Expenses
XIII. Net Income                          (21,784)  (34,061)  (10,648)  175,264   79,330   (122,028)

     C. Statement of Deposition of Deficit

                       Statement of Deposition of Deficit

                           9th (2004.1.1 ~ 2004.12.31)
                           8th (2003.1.1 ~ 2003.12.31)
                           7th (2002.1.1 ~ 2002.12.31)

                                                      (Unit: In Millions of Won)

                         SUBJECT                                  9TH                 8TH                 7TH
                         -------                           -----------------   -----------------   -----------------
1. Deficit before disposition                                        489,472             568,802             834,199
   Undisposed deficit carried over from prior year         568,802             446,773             509,642
   Net Loss                                                 79,330             122,028             324,557
2. Disposition of Deficit                                                                                    387,425
3. Undisposed deficit carried forward to subsequent year             489,472             568,802             446,774

     D. Statement of Cash Flow

                                    Cash Flow

                        10th 2 Q (2005.1.1 ~ 2005. 6.30)
                         9th 2 Q (2004.1.1 ~ 2004. 6.30)
                       9th Annual (2004.1.1 ~ 2004.12.31)
                       8th Annual (2003.1.1 ~ 2003.12.31)

                                                      (Unit: In Millions of Won)

                                                                   10TH 2 Q                9TH 2 Q
                                                            ---------------------   ---------------------
                             TITLE                          3 MONTHS   CUMULATIVE   3 MONTHS   CUMULATIVE     9TH       8TH
                             -----                          --------   ----------   --------   ----------   -------   --------
1. Cash Flow From Operating Activities                       98,924     120,106      31,474      62,113      80,191     77,447
   1) Net Profit (Loss)                                     (21,784)    (34,061)    (10,648)    175,264      79,330   (122,028)
   2) Additions of Non-Cash Expenses                        140,754     167,922      39,584      75,712     224,587    211,271
      Bad debt expenses                                       3,572       8,545       4,644       8,438      21,064     12,270
      Other bad debt expenses                                 1,903       1,924         466         466         772      5,813
      Depreciation expenses                                  17,365      34,641      21,203      42,538      77,107    101,955
      Impairment loss on tangible assets                      3,683       3,683                              43,890     20,450
      Depreciation of intangible assets                         516       1,093         870       2,046       3,388      5,830
      Losses on foreign currency transaction                    445                     207         207           6        211
      Losses on foreign currency translation                                              1           5                      3
      Severance benefit                                         710       1,002         189         390         945        944
      Miscellaneous losses                                    3,134       3,134                                 350        884
      Losses on contingency

      Losses on valuation of debt                             8,000       8,000                              35,443
      Disposition losses on investment securities                                                                            32
      Impairment loss on marketable securities                  221         221         908         908       1,375       4,815
      Equity losses on investment                               103         246       1,591       1,989       2,629       4,274
      Losses on disposition of tangible assets                                        1,061       2,387       2,525       3,005
      Disposition losses of trade receivables
      Impairment losses on intangible assets                    550         550                                 116
      Correction losses of previous term                                                                      4,418
      Interest expenses on present value discount
      Interest expenses on long-term accrued interest                                                                       869
      Obsolescence losses of tangible asset                                                                               6,727
      Amortization of present value discount difference     100,551     104,882       8,444      16,337      30,559      12,465
      Amortization of discount bond issuance                                                                  2,632
      Disposition losses on other investment                                                                             28,094
   3) Deduction of Non-Cash Incomes                           1,569       1,600         437     194,540     206,945      18,322
      Reversal of allowance for doubtful accounts                                                    79         421      10,051
      Gains on foreign currency transaction                                               4          21          57          22
      Gain on foreign currency translation                                                        1,195       3,518          61
      Other income                                            1,465       1,465          43          43                     309
      Gains from liabilities exempted                                                   202     188,834     188,846
      Gain on disposal of investment securities                                                               1,551       1,108
      Recovery of impairment losses on marketable                                                               757         654
         securities
      Gain on disposal of property and equipment                  9           9           1       4,138       4,138
      Reversal of allowance for contingency                                                                               5,797
      Conversion Gain
      Interest Income (Amortization of present value                         30         187         229         354         320
         discount)
      Gains from liabilities repayment                                                                        7,302
      Depreciation of present value discount
      Gains from Equity method                                    96         96
   4) Changes in assets and liabilities resulting from       (18,477)   (12,155)      2,975       5,678      16,780       6,526
         operations
      Increase in trade receivables                             (664)    (1,642)     (3,812)     (6,901)     (6,564)    (10,341)
      Decrease (Increase) in accounts receivables                865      2,814      (2,097)     (1,911)        706      28,125
      Decrease(Increase) in accrued income                       (20)      (579)       (259)       (266)       (101)     (1,785)
      Decrease in prepaid expenses                                46         62         153          69          70       6,148
      Decrease(Increase) in prepaid income tax                   425        109         391         340         104         395
      Decrease in long-term non-trade receivables                                       311         623                   1,245

      Increase (Decrease) in non-trade payable                 2,322      2,159       3,515       4,379      (5,332)     34,071
      Increase in advances from customers                          8         46          22          32          87        (154)
      Increase in withholdings                                   108       (280)         83        (267)         37         (29)
      Decrease in VAT Withheld                                  (390)      (172)       (191)        (82)     (1,565)    (31,813)
      Increase in accrued expenses                           (20,755)   (14,883)      4,739       9,794      (3,204)    (22,219)
      Decrease(Increase) in Retirement Insurance Deposits         (7)        (7)          7          50          34          18
      Decrease in Reclassification of National pension                                                5           5           2
      Payment of severance benefits                               73         73          72         370        (506)       (706)
      Decrease in advance payment                                508        508                                (550)
      Increase in unearned revenues                                                     184         184
      Decrease in VAT tax
      Increase in long-term accrued interest
      Increase in deposits received
2. Cash Flows From Investing Activities                       (3,865)    (3,163)    (37,787)    (33,652)      3,221      12,362
   1) Cash Inflow from Investment Activities                      75      1,523       2,067       6,398      97,942      44,186
      Decrease in short-term financial instruments                                                           82,671      15,398
      Decrease of short-term loans                                                                                       11,530
      Decrease of deposit                                         20        512                   1,572
      Decrease in long-term financial instruments                                                     3           3           5
      Disposal of securities                                                829                      41          41         822
      Decrease of long-term loans                                 44        172          45          78         124       2,376
      Refund of key-money deposits                                                                            3,483       1,540
      Disposal of Membership Rights                                                                                         222
      Disposal of furniture                                                                                       2           2
      Disposal of construction in progress                                              842                                 639
      Disposal of land
      Disposal of buildings
      Disposal of transmission and communications                  2          2         291         821         954       6,688
         equipment
      Disposal of communication circuit equipment                                       889       3,881       5,777       2,550
      Disposal of other intangible asset
      Disposal of vehicles
      Disposal of leased asset
      Disposal of furniture                                        8          8                       2                     206
      Disposal of equity securities                                                                           4,887       2,209
   2) Cash Outflow from Investment Activities                  3,940      4,686      39,854      40,051      94,721      31,824
      Increase in short-term financial instruments                10         36      38,204      37,519      85,030      14,396
      Acquisition of marketable securities                                                                                  441
      Increase in Short-Term Loans
      Increase in long-term financial instruments                                                                10

      Increase in long-term loans                                                                           19      421
      Increase in key-money deposits                                          232                        1,594      733
      Increase in Membership Rights
      Acquisition of transmission and communications                                                                 62
         equipment
      Acquisition of telecommunication facilities
      Acquisition of construction in progress                   3,787       4,247       900     1,182    8,068    5,689
      Acquisition of other tangible assets                        142         171       750     1,350            10,082
      Acquisition of furniture
      Acquisition of other intangible assets
      Acquisition of buildings
      Acquisition of vehicles
      Acquisition of Goodwill
3. Cash Flows From Financing Activities                       103,907      81,647    17,231    55,318   58,842   66,557
   1) Cash Inflow from Financing Activities                   897,008     919,450       156       325   25,198    6,378
      Issuance of bond                                        223,239     223,239                                 6,281
      Increase in key-money deposits                          425,618     448,045                       24,810
      Increase in long-term borrowings                                                   16
      Increase in short-term loans
      Issuance of common stock                                248,100     248,100
      Increase of long-term leasehold deposits received                        15       140       325      388       96
   2) Cash Outflow from Financial Activities                1,000,916   1,001,096    17,387    55,643   84,040   72,935
      Repayment of short-term borrowing                                                                           9,000
      Repayment of long-term borrowing                        413,347     413,347               3,248    6,539
      Repayment of current portion of long-term debt                                  8,341    27,050   30,430   61,581
      Repayment of short-term leased debt
      Decrease in key-money deposit                           471,383     471,390
      Payment of Stock Issue Costs                              1,198       1,198       157       157      157
      Decrease of long-term leasehold deposits received           155         155        40        40       72      190
      Repayment of current portion of bond
      Payment of accrued financial lease accounts payable                                                         2,163
      Decrease in additional paid-in capital
      Payment of current portion of long-term non-trade        27,890      28,073     8,848    25,148   46,043
         payables
      Payment of long-term non-trade payables                  86,933      86,933                          799
4. Net Increase(Decrease) in Cash                              (8,849)     35,296   (23,544)  (26,857)  24,570   23,252
5. Cash and Cash Equivalents, Beginning of Period             130,153      86,008    58,126    61,438   61,438   38,186
6. Cash and Cash Equivalents, End of Period                   121,304     121,304    34,581    34,581   86,008   61,438

IV. AUDITOR'S INFORMATION

     1. AUDITOR'S (CPA'S) INFORMATION

     A Auditor

 10TH 2 Q        9TH 2 Q        9TH ANNUAL        8TH ANNUAL
-----------   --------------   --------------   --------------
Hana -Anjin   Ahn Kwon & Co.   Ahn Kwon & Co.   Ahn Kwon & Co.

     B. Audit's Review Opinion

          Based on our reviews, nothing was found that showed the aforesaid semi-annual financial statements for 2005 of the Company were drawn up significantly in violation of financial accounting standards generally accepted in the Republic of Korea.

     C. Audit Service Agreements

                                                      (Unit: In Millions of Won)

BUSINESS YEAR      AUDITOR                    CONTENTS                       FEE   TOTAL TIME REQUIRED
-------------      -------                    --------                      ----   -------------------
10th            Hana Anjin       Quarterly, semi-annual and annual audits   38.5          --
 9th            Ahn Kwon & Co.   Quarterly, semi-annual and annual audits     70
 8th            Ahn Kwon & Co.   Quarterly, semi-annual and annual audits     80

     D. Audit Agreement with External Auditor

                                                      (Unit: In Millions of Won)

BUSINESS YEAR   AGREEMENT DATE          CONTENTS OF SERVICE                   SERVICE PERIOD   EXPENSES   REMARK
-------------   --------------          -------------------                   --------------   --------   ------
9th               2004.10.4      Related to Evaluation of Investment Stocks
8th               2003.11.4      Related to Reorganization procedure                              8
8th               2003.9.30      Related to Reorganization Plan                                   9

V. STATUS OF CONTROL STRUCTURE AND AFFILIATED COMPANIES

1. SUMMARY OF CONTROL STRUCTURE

     A. Board of Directors

          (a) Establishment of Board of Directors

          - March 2003 ~ June 2005: It was managed in accordance with the provisions of Corporate Reorganization Act

          - June 2005 ~ : The Board of Directors were newly established.

     B. Details of Audit Committee Members (Statutory Auditor)

    Name                                Major experience                                Remark
    ----       ------------------------------------------------------------------   -------------
Ko Chang Lib   - Director of Ssangyong Cement, Ssangyong Investment Co.,             Appointed on
               - Statutory auditor of Sang-A Co., Labore Co., Korea Tapaulin Co.,   April 6, 2004
               - Receiver of Korea Tapaulin Co., Ltd

     C. Shareholders' Voting Rights

          (1) Cumulative Voting: Not Adopted

          (2) Written/Electronic Voting: Not Adopted

          (3) Exercise Rights of Minority Shareholders: N/A

     D. Directors' Compensation

          (1) The Status of Compensation of Directors (including Outside Directors) and Members of Audit Committee (Auditors)

                                    TOTAL APPROVED   AVERAGE MONTHLY PAYMENT
CLASSIFICATION      TOTAL PAID     BY SHAREHOLDERS          PER PERSON             REMARK
--------------   ---------------   ---------------   -----------------------   --------------
Director         323 million won          --            13.48 million won      The former
                                                                               CEO's
                                                                               retirement and
                                                                               compensation
                                                                               was included

          (2) Stock Options for Directors: None

2. STATUS OF AFFILIATED COMPANIES

     A. Investment in Affiliated and Subsidiary Companies

                                                                  Relationship with Thrunet
                              Capital                          ------------------------------
         Company           (Million Won)     Main Business     Number of Shares   Share Ratio
         -------           -------------   -----------------   ----------------   -----------
Korea.com Communications        654        Portal Service           350,000          53.47%
CJ Cablenet at Haewundae         --        Cable TV Provider        180,000          20.00%

3. CHANGES OF NEGOTIABLE INSTRUMENT

[Classification: Domestic, Overseas]            (Unit: Million Won/US $, Shares)

                                                                              INCREASE OR DECREASE
                                                 STARTING BALANCE           ------------------------          ENDING BALANCE
                                         --------------------------------               ACQUISITION    ---------------------------
             ACCOUNT      CORPORATE                    SHARE                           (DISPOSITION)                 SHARE    BOOK
  CLASS       TITLE       NAME/ITEM        QUANTITY    RATIO   BOOK VALUE   QUANTITY       COST          QUANTITY    RATIO   VALUE
--------   ----------   --------------   -----------   -----   ----------   --------   -------------   -----------   -----   -----
                            MIC99-7              300    15.0        915         (272)                           28    15.0     135
                            Venture
                          investment
                            Union 8
                         Hankyung.com        100,000    5.00        131                                    100,000    5.00     131
                            Inbain            67,500    2.92         64                                     67,500    2.92      64
                           Renthouse          28,000   20.00         21                                     28,000   20.00      21
                            Dongbu            99,280    0.67        297                                     99,280    0.67     426
                          Securities
                           HeyAnita          313,600   15.58        827                                    313,600   15.58     827
                          Korea, Inc
Domestic   Investment      Korea IT           25,000    0.39         65                                     25,000    0.39      65
           Securities       venture
                          investment
                             Union
                             KINX             10,000    6.67         50                                     10,000    6.67      50
                          TG Venture             6.4   22.22         97                                        6.4   22.22      97
                          Investment
                           CJ Cable                0       0          0      180,000       1,118           180,000    20.0   1,214
                           Haewundae
                          Korea Cable        246,191   12.31      1,732                                    246,191   12.31   1,732
                          TV Saeronet
                         Broadcasting
                             Acon             31,653    0.17         23                                     61,653    0.17      23
                           Powercomm          83,333    0.06      1,000                                     83,333    0.06   1,000
                           Korea.com         350,000   53.47        246                                    350,000   53.47      --
                        Communications
        Total                            1,354,863.4              5,468      179,728       1,118       1,564,591.4           5,785

VI. STOCK INFORMATION

1.   STOCK DISTRIBUTION

     A. Largest Shareholder and Shares of Related Parties

[As of June 30, 2005]                                           (Unit: Share, %)

                                                                 NUMBER OF SHARES (SHARE RATIO)
                                                ---------------------------------------------------------------
                                                    BEGINNING                                     TERM-END
                                                -----------------    INCREASE     DECREASE   ------------------
                                     TYPE OF    NUMBER OF   SHARE    NUMBER OF   NUMBER OF    NUMBER OF   SHARE   CAUSE OF
       NAME          RELATIONSHIP     SHARE       SHARES    RATIO     SHARES       SHARES      SHARES     RATIO    CHANGE
       ----          ------------   ---------   ---------   -----   ----------   ---------   ----------   -----   --------
                        Largest       Common
hanarotelecom Inc.    Shareholder     Stock         0        0.0    99,240,000       --      99,240,000   96.22      M&A
                                      Common
                                      Stock         0        0.0    99,240,000       --      99,240,000   96.22
              Total                 Preferred
                                      Share         0        0.0             0       --               0       0
                                      Total         0        0.0    99,240,000       --      99,240,000   96.22

Name of Largest Shareholder: Hanarotelecom Inc.      Number of Related People: 0

     B. Status of Shareholders with 5% or Higher Share holding

[As of June 30, 2005]                                          (Unit: shares, %)

                                   COMMON STOCK          PREFERRED SHARE          SUBTOTAL
                            -------------------------   -----------------   ------------------
                                                SHARE   NUMBER OF   SHARE    NUMBER OF   SHARE
RANK      NAME (TITLE)      NUMBER OF SHARES   RATIOS     SHARES    RATIO     SHARES     RATIO
----   ------------------   ----------------   ------   ---------   -----   ----------   -----
  1    hanarotelecom Inc.      99,240,000       96.22                       99,240,000   96.22
          Total                99,240,000       96.22                       99,240,000   96.22

     C. Distribution by Shareholder

                                                         As of December 31, 2004

                        NUMBER OF               NUMBER
TYPE OF SHAREHOLDER   SHAREHOLDERS    RATIO   OF SHARES    RATIO   REMARK
-------------------   ------------   ------   ---------   ------   ------
Minor                    12,760       99.90     588,554     7.54
Largest                       1        0.01   1,912,950    24.52
Major                         5        0.04   3,812,084    48.86
Others                        7        0.05   1,489,013    19.08
Total                    12,773      100.00   7,802,601   100.00

2.   INFORMATION ON SHARES

Preemptive right delineated   (1)  The shareholders of the Company shall have rights to subscribe
     in the Articles of            for new shares to be issued by the Company in proportion to their
       Incorporation               respective shareholdings.

                              (2)  Notwithstanding the provision of Paragraph (2), the Company may allocate new shares to persons other than existing shareholders of the Company, in any of the following cases:

                                   1.   If the Company issues new shares by a general public
                                        offering approved by a resolution of the Board of Directors in accordance with Article 189-3 of the Securities and
                                        Exchange Act ("SEA");

                                   2.   If the Company preferentially allocates new shares to
                                        members of the Employee Stock Ownership Association in
                                        accordance with Article 191-7 of the SEA;

                                   3.   If the Company issues new shares pursuant to the exercise of stock options in accordance with Article 189 of the SEA;

                                   4.   If the Company issues new shares for the issuance of
                                        depositary receipts ("DR") in accordance with Article 192 of the SEA;

                                   5.   If the Company issues new shares in accordance with the
                                        Foreign Investment Promotion Law for the inducement of
                                        foreign capital as necessary for the management of the
                                        Company;

                                   6.   If the Company issues news shares to domestic financial
                                        institutions, legal persons or individuals to the extent
                                        necessary for the management of the Company.

                              (3)  In the case of abandonment or loss of the right of the shareholders to subscribe for new shares, or if fractional shares remain at the time of allocation of new shares, such shares shall be disposed of by a resolution of the Board of Directors.

      Year-end Closing        December 31   Annual Shareholders Meeting   No later than End of March

  Closing of Transfer Book                                      --

   Denomination of Stocks                      1, 5, 10, 50, 100, 500, 1,000, 10,000

   Registration of Stock-                           Korea Securities Depositary
       transfer Agent

 Privilege of Stockholders         None            Newspaper Used          The Korea Economic Daily

3. STOCK PRICE AND PERFORMANCE IN THE PAST SIX MONTHS

a.   Domestic Stock Market N/A

b.   Foreign Stock Market N/A * Delisted from Nasdaq on April 7, 2003.

VII. DIRECTORS AND EMPLOYEES

1. STATUS OF DIRECTORS

                                                                  (Unit: shares)

                                                                                                   NUMBER OF SHARES
                                                                                                 --------------------
                                                                                                 ORDINARY   PREFERRED
     TITLE        REGISTERED/        NAME                        BRIEF RECORD                      SHARE      SHARE
     -----       ------------   -------------   ----------------------------------------------   --------   ---------
Representative    Registered       Soon-Yub     - Bachelor  of law from Seoul  National              0          0
   Director                      Samuel Kwon      University
  (Standing)                                    - Master of law from the  University of
                                                  Pennsylvania
                                                - J. D. from Columbia University
                                                - Attorney at Paul, Weiss, Rifkind,
                                                  Wharton & Garrison LLP
                                                Representative director of Hansol
                                                iGlobe Co., Ltd.

   Director       Registered    Young Wan Cho   - Bachelor of arts from Korea University             0          0
  (Standing)                                    - Masters in business administration
                                                  from the Helsinki School of Economic and
                                                  Business Administration
                                                - Senior Manager of the finance Unit
                                                  of Dacom

   Director       Registered     Matt Ki Lee    - Bachelor of arts, Masters in                       0          0
  (Standing)                                      mathematics  and Masters in statistics
                                                  from the University of Illinois
                                                - Vice Present of Nokia Networks

   Director       Registered      Jong Myung    - Bachelor of science and Masters in                 0          0
(Non Standing)                       Ghee         electronic engineering from Seoul National
                                                  University
                                                - Ph.D. in electronic engineering from North
                                                  Carolina State University

   Director       Registered      Hyung Jun     - Bachelor of electronic engineering                 0          0
(Non Standing)                       Song         from Hanyang University
                                                - Masters in information and communication
                                                  management from New York University
                                                - Manager of the Business Management team at
                                                  KEPCO

   Statutory      Registered     Ko Chang Lib   - Statutory auditor of Sang-A Co., Labore Co.,
    Auditor                                       Korea Tapaulin Co.,
                                                - Receiver of Korea Tapaulin Co., Ltd                0          0

   Director      Unregistered    Dong Yun Lee   - TG Computer                                        0          0
  (Standing)

   Director      Unregistered    Kyu Bae Park   - TG Computer                                        0          0
  (Standing)

   Director      Unregistered    Yu Jung Kim    - Naray Mobile Telecom                               0          0
  (Standing)

   Director      Unregistered    In Jung Kim    - KEPCO                                              0          0
  (Standing)

2. EMPLOYEE STATUS

(As of June 30, 2005)                                 (Unit: In Millions of Won)


                  NUMBER OF EMPLOYEES              AVERAGE               AVERAGE
         -------------------------------------   EMPLOYMENT              MONTHLY
           SALES/            ENGINEER/             PERIOD      TOTAL     PAY PER
CLASS    MARKETING   MGT.   RESEARCHER   TOTAL     (YEAR)     PAYMENT    PERSON    REMARK
------   ---------   ----   ----------   -----   ----------   -------   --------   ------
Male         91       46        89        226       5.53       5,251      3.87
Female        6        7         6         19       4.28         251       2.2
Total        97       53        95        245         --       5,502        --

3. STATUS OF LABOR UNION

1) The labor union is open to all employees excluding directors, team managers, members of the business administration team and the operation supporting & HR Team

2) 179 employees joined the labor union and the union belongs to Korea Labor Union Nationwide of Information and Telecommunication.

Semi-Annual Financial Statements Review Report

I HAVE REVIEWED THE ACCOMPANYING BALANCE SHEET OF THRUNET CO., LTD. (THE "COMPANY") AS OF JUNE 30, 2005, AND THE RELATED INCOME STATEMENTS AND CASH FLOWS FOR THE THREE-MONTH AND SIX-MONTH ACCOUNTING PERIODS THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY REVIEW. THE INCOME STATEMENTS AND CASH FLOWS CONCERNING THE AFORESAID THREE-MONTH AND SIX-MONTH PERIODS ENDING ON JUNE 30, 2004 HAVE BEEN AUDITED BY AHN KWON ACCOUNTING CORPORATION, AND ITS AUDIT REPORT DATED JULY 31, 2004 SAYS THAT NOTHING WAS FOUND THAT SHOWED THE AFORESAID FINANCIAL STATEMENTS OF THE COMPANY WERE DRAWN UP SIGNIFICANTLY IN VIOLATION OF FINANCIAL ACCOUNTING STANDARDS GENERALLY ACCEPTED IN THE REPUBLIC OF KOREA.

I CONDUCTED MY REVIEW IN ACCORDANCE WITH THE RULES CONCERNING THE REVIEW OF SEMI-ANNUAL FINANCIAL STATEMENTS GENERALLY ACCEPTED IN THE REPUBLIC OF KOREA. THESE RULES REQUIRE THAT I PLAN AND PERFORM THE REVIEW TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. A REVIEW, MAINLY CARRIED OUT BASED ON QUESTIONNAIRES AND AN ANALYTICAL PROCEDURE, USUALLY PROVIDES A LOWER LEVEL OF ASSURANCE THAN AN AUDIT. HAVING NOT CARRIED OUT AN AUDIT, I WOULD NOT EXPRESS AN AUDIT OPINION.

AS A RESULT OF MY REVIEW, NOTHING WAS FOUND THAT SHOWED THE AFORESAID SEMI-ANNUAL FINANCIAL STATEMENTS FOR 2005 OF THE COMPANY WERE DRAWN UP SIGNIFICANTLY IN VIOLATION OF FINANCIAL ACCOUNTING STANDARDS GENERALLY ACCEPTED IN THE REPUBLIC OF KOREA.

IN MY OPINION, THE BALANCE SHEET AS OF DECEMBER 31, 2004, AND THE INCOME STATEMENTS, DEFICIT DISPOSITION STATEMENTS, AND CASH FLOWS FOR THE YEAR THEN ENDED (NOT ATTACHED HERETO) WERE CARRIED OUT BY AHN KWON ACCOUNTING CORPORATION IN ACCORDANCE WITH FINANCIAL ACCOUNTING STANDARDS GENERALLY ACCEPTED IN THE REPUBLIC OF KOREA, AND ITS AUDIT REPORT DATED MAY 13, 2005 EXPRESSED A "CLEAN" OPINION. THE BALANCE SHEET AS OF DECEMBER 31, 2004 ATTACHED HERETO FOR COMPARISON SHOWS NO SIGNIFICANT DIFFERENCE FROM THE BALANCE SHEET THUS AUDITED.

AS FOR A MATTER THAT DOES NOT AFFECT THE REVIEW OPINION, AS DISCUSSED IN NOTE 2 TO THE FINANCIAL STATEMENTS, THE COMPANY RECEIVED THE COURT'S DECISION ON COMMENCEMENT OF THE CORPORATE REORGANIZATION ON MARCH 27, 2003 DUE TO THE INSOLVENCY CONCERNING ITS DEBTS AND HAD ITS CORPORATE REORGANIZATION PLAN APPROVED BY THE COURT ON JANUARY 9, 2004. FOLLOWING THE COURT'S APPROVAL OF THE CORPORATE REORGANIZATION PLAN, THE COMPANY WROTE OFF REORGANIZATION-RELATED DEBTS WITH FUNDS OBTAINED FROM OUTSIDE INVESTORS. THEN, THE COMPANY STARTED AN M&A PROCESS DESIGNED TO PUT AN END TO THE REORGANIZATION PROCEDURE EARLIER. AS A RESULT, THE COMPANY SELECTED HANARO TELECOM AS THE PREFERENTIAL BIDDER ON DECEMBER 15, 2004. ON FEBRUARY 14, 2005, THE COMPANY SIGNED A CONTRACT WITH HANARO TELECOM FOR THE LATTER'S INVESTMENT OF KRW 471,390 MILLION (I.E. KRW 248,100 MILLION AS THE PRICE FOR PRE-EMPTIVE RIGHTS TO NEW SHARES PLUS KRW 223,290 MILLION AS THE PRICE FOR TAKEOVER OF CORPORATE BONDS).

THE AMENDMENT TO THE COMPANY'S REORGANIZATION PLAN DRAWN UP IN ACCORDANCE WITH THE AFORESAID INVESTMENT CONTRACT INCLUDES THE WRITE-OFF OF REORGANIZATION-RELATED DEBTS WITH THE FUNDS PAID BY THE TAKEOVER PARTY, WITH THE EXCEPTION OF THE ALLOWANCE FOR CONTINGENT LIABILITIES, THE EXEMPTION OF REORGANIZATION-RELATED DEBTS REMAINING AFTER PAYMENT OF THE FINE IMPOSED BY FAIR TRADE COMMISSION, AND THE CAPITAL DECREASE IN WHICH OLD (COMMON) STOCKS WILL BE CONSOLIDATED AT THE RATE OF TWO TO ONE. THE SEOUL CENTRAL DISTRICT COURT APPROVED THE AMENDMENT TO THE COMPANY'S REORGANIZATION PLAN ON APRIL 29, 2005.

UNDER THE AMENDMENT TO THE COMPANY'S REORGANIZATION, HANARO TELECOM TOOK OVER THE COMPANY'S NEW STOCKS ON JUNE 3, 2005. THE COMPANY PAID UP
REORGANIZATION-RELATED DEBTS ON JUNE 10, 2005. WITH THIS, THE SEOUL CENTRAL DISTRICT COURT CLOSED THE REORGANIZATION PROCEDURE CASE CONCERNING THE COMPANY ON JUNE 23, 2005. HANARO TELECOM HAS BECOME THE COMPANY'S

LARGEST SHAREHOLDER WITH THE TAKE-OVER OF NEW STOCKS.

DATE: JULY 22, 2005

YANG SEUNG-WOO

REPRESENTATIVE DIRECTOR, CPA

HANA ANJIN & CO

23-5 YEOUIDO-DONG, YEONGDEUNGPO-GU, SEOUL

                     "REVIEWED INTERIM FINANCIAL STATEMANTS"

                                  BALANCE SHEET

                          10TH 2Q, AS OF JUNE 30, 2005

                          9TH, AS OF DECEMBER 31, 2004

KOREA THRUNET CO., LTD                         (UNIT; IN MILLIONS OF KOREAN WON)

                                              10th 2Q                 9th
                                              Amounts               Amounts
                                        -------------------   -------------------
ASSETS
I. CURRENT ASSETS                                   173,585               149,348
   (1) CURRENT ASSET                                173,585               149,348
   1. CASH AND CASH EQUIVALENTS                     121,304                86,008
   2. SHORT-TERM INSTRUMENTS(NOTE4)                   5,854                 5,818
   3. TRADE RECEIVABLES(NOTE13)            86,859                90,207
      ALLOWANCE FOR DOUBTFUL ACCOUNTS   (-)44,980    41,878   (-)41,425    48,782
   4. NON-TRADE RECEIVABLES                19,297                25,630

                                                                      10th 2Q                     9th
                                                                      Amounts                   Amounts
                                                              -----------------------   -----------------------
         ALLOWANCE FOR DOUBTFUL ACCOUNTS                       (-)16,202                 (-)18,196
         PRESENT VALUE DISCOUNT                                       --        3,095        (-)30        7,404
      5. ACCRUED REVENUES                                                         785                       206
      6. ADVANCED PAYMENT                                                          43                       550
      7. PREPARED EXPENSES                                                        149                       212
      8. PREPARED INCOME TAXES                                                    477                       367
II. NON CURRENT ASSETS                                                        227,863                   265,369
   (1) INVESTMENT ASSET                                                        15,435                    17,389
      1. LONG-TERM FINANCIAL INSTRUMENTS(NOTE4)                                    19                        19
      2. MARKETABLE SECURITIES(NOTE5)                                           4,730                     5,683
      3. INVESTMENT IN EQUITY SECURITIES APPLIED EQUITY                         1,214                       246
            METHOD(NOTE6)
      4. LONG-TERM LOANS                                           2,816                     2,987
         ALLOWANCE FOR DOUBTFUL ACCOUNT                         (-)2,509          307     (-)1,448        1,540
      5. LONG-TERM NON-TRADE RECEIVABLES                           1,069                     1,069
         ALLOWANCE FOR DOUBTFUL ACCOUNT                         (-)1,069           --       (-)613          456
      6. DEPOSITS PROVIDED                                                      7,779                     8,059
      7. MEMBERSHIPS                                                            1,387                     1,387
      8. OTHER INVESTMENT
   (2) TANGIBLE ASSET(NOTE8,9)                                                197,954                   233,596
      1. LAND                                                                  12,252                    12,252
      2. BUILDING                                                 17,878                    17,878
         ACCUMULATED DEPRECIATION                               (-)2,396       15,482     (-)2,199       15,679
      3. TRANSMISSION AND COMMUNICATIONS EQUIPMENT               461,383                   421,161
         ACCUMULATED DEPRECIATION                             (-)321,609                (-)267,122
         ACCUMULATED REDUCTION LOSS                            (-)41,855       97,918    (-)38,309      115,730
      4. COMMUNICATION CIRCUIT EQUIPMENT                         143,511                   143,540
         ACCUMULATED DEPRECIATION                              (-)53,984                 (-)47,240
         ACCUMULATED REDUCTION LOSS                            (-)22,225       67,302    (-)22,068       74,233

                                                                      10th 2Q                     9th
                                                                      Amounts                   Amounts
                                                              -----------------------   -----------------------
      5. TOOLS                                                     1,072                     1,072
         ACCUMULATED DEPRECIATION                                 (-)784                    (-)724
         ACCUMULATED REDUCTION LOSS                                (-)27          260        (-)26          321
      6. OFFICE EQUIPMENT                                          7,130                     8,044
         ACCUMULATED DEPRECIATION                               (-)6,930          200     (-)7,615          429
      7. CAPITAL LEASE ASSET                                          --                    33,324
         ACCUMULATED DEPRECIATION                                     --                 (-)27,829
         ACCUMULATED REDUCTION LOSS                                   --           --        (-)21        5,474
      8. CONSTRUCTION IN PROGRESS                                               4,523                     9,241
      9. OTHER TANGIBLE ASSET                                                      17                       237
   (3) INTANGIBLE ASSET(NOTE10)                                                14,474                    14,384
      1. GOODWILL                                                                  --                       746
      2. OTHER INTANGIBLE ASSETS                                               14,474                    13,638
TOTAL ASSETS                                                                  401,448                   414,716
LIABILITIES
I. CURRENT LIABILITIES                                                         42,407                    94,525
      1. NON-TRADE PAYABLE(NOTE12,13)                                          13,850                    11,692
      2. CURRENT PORTION OF LONG-TERM NON-TRADE PAYABLE              873                    28,947
         PRESENT VALUE DISCOUNT                                       --          873     (-)2,762       26,184
      3. ADVANCES FROM CUSTOMERS                                                  911                       865
      4. WITHHOLDINGS                                                             146                       425
      5. VALUE ADDED TAX WITHHELD                                               1,965                     2,138
      6. ACCRUED EXPENSES                                                      24,662                    28,411
      7. DEPOSITS RECEIVED                                                         --                    24,810
II. LONG-TERM LIABILITIES                                                     227,404                   401,492
      1. LONG-TERM BORROWINGS                                         --                   413,347
         PRESENT VALUE DISCOUNT                                       --           --    (-)79,732      333,615
      2. LONG-TERM NON-TRADE PAYABLES                                 --                    86,933
         PRESENT VALUE DISCOUNT                                       --           --    (-)22,387       64,546

                                                                      10th 2Q                     9th
                                                                      Amounts                   Amounts
                                                              -----------------------   -----------------------
      3. BONDS PAYABLE(NOTE11,13)                                             223,290                        --
      4. PROVISION FOR SEVERANCE BENEFITS                          4,029                     3,100
         DEPOSIT FOR SEVERANCE BENEFITS                           (-)368                    (-)361
         CONTRIBUTION TO NATIONAL PENSION PLAN                     (-)27        3,634        (-)27        2,712
      5. LEASEHOLD DEPOSIT RECEIVED                                               480                       620
TOTAL LIABILITIES                                                             269,811                   496,017
SHAREHOLDER'S EQUITY
I. PAID-IN CAPITAL(NOTE14)                                                    257,836                    19,507
      1. COMMON STOCK                                                         257,836                    19,507
II. CAPITAL SURPLUS(NOTE14)                                                   397,146                   388,578
      1. ADDITIONAL PAID-IN CAPITAL                                           175,341                   176,539
      2. GAINS ON CAPITAL REDUCTION                                           201,364                   191,598
      3. OTHER PAID-IN CAPITAL                                                 20,440                    20,441
III. ACCUMULATED DEFICIT                                                      523,533                   489,472
      1. UN-APPROPRIATED RETAINED EARNINGS                                 (-)523,533                (-)489,472
         (NET PROFIT(LOSS)):
      10TH 2Q: (-)34,061
      9TH 2Q: 79,330)
IV. CAPITAL ADJUSTMENT                                                            189                        86
      1. GAINS ON VALUATION OF MARKETABLE SECURITIES(NOTE5)                       193                        96
      2. TREASURY STOCK(NOTE14)                                                  (-)5                     (-)10
TOTAL STOCKHOLDER'S EQUITY                                                    131,637                 (-)81,301
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                    401,448                   414,716

                                INCOME STATEMENT

                        10TH 2Q (2005.01.01 ~ 2005.06.30)

                        9TH 2Q (2004.01.01 ~ 2004.06.30)

KOREA THRUNET CO., LTD                                (UNIT: IN MILLIONS OF WON)

                                                                           10th 2Q                    9th 2Q
                                                                   -----------------------   -----------------------
                                                                    3 Months   Accumulated    3 Months   Accumulated
                                                                   ---------   -----------   ---------   -----------
I. REVENUES (NOTE13)                                                  75,850      153,044       90,433      182,652
II. OPERATING COST (NOTE13,17)                                        71,978      146,046       77,033      155,594
III. GROSS INCOME                                                      3,872        6,999       13,400       27,058
IV. SELLING AND ADMINISTRATIVE EXPENSE                                 8,059       18,093       10,955       20,667
   1. SALARIES                                                           793        1,352          567        1,146
   2. SEVERANCE BENEFITS                                                 158          217           51           92
   3. EMPLOYEE BENEFITS                                                  108          206           63          240
   4. TRAVEL EXPENSES                                                      1            2            2            3
   5. COMMUNICATION EXPENSES                                             151          292          147          283
   6. VEHICLES MAINTENANCE EXPENSE                                        56          111           62          124
   7. TAXES AND DUES                                                     104          212          108          229
   8. RENTAL EXPENSES                                                    334          668          388          776
   9. DEPRECIATION EXPENSES                                              227          486          370          752
   10. AMORTIZATION OF INTANGIBLE ASSET (NOTE10)                         516        1,093          870        2,046
   11. BAD DEBT EXPENSES                                               3,572        8,545        4,644        8,438
   12. REPAIRS EXPENSES                                                   23           35           23           48
   13. INSURANCE PREMIUM                                                  39           79           37           76
   14. ENTERTAINMENT EXPENSES                                              8           15            9           21
   15. ADVERTISING EXPENSES                                            1,595        3,456        3,168        5,310
   16. PUBLICATION EXPENSES                                                6            8            3            8
   17. SALES COMMISSIONS FOR INTERNET SERVICES                           198          971          248          707
   18. TRAININGS EXPENSES                                                                            2            1
   19. UTILITIES EXPENSES                                                155          317          152          311
   20. SUPPLIES EXPENSES                                                   5           12            5            9
   21. CONFERENCE                                                          8           15            9           18
   22. MARKETING EXPENSES                                                 --           --           29           29
V. OPERATING INCOME(LOSS)                                           (-)4,187    (-)11,095        2,445        6,391

                                                                           10th 2Q                    9th 2Q
                                                                   -----------------------   -----------------------
                                                                    3 Months   Accumulated    3 Months   Accumulated
                                                                   ---------   -----------   ---------   -----------
VI. NON-OPERATING INCOME                                               4,907        8,474        4,032       12,380
   1. INTEREST INCOME                                                  1,131        1,904          994        1,349
   2. DIVIDENDS INCOME                                                    10           10           --           --
   3. RENTAL INCOME                                                      440        1,085          687        1,312
   4. GAINS ON FOREIGN CURRENCY TRANSACTION                                             2            4           21
   5. GAINS ON FOREIGN CURRENCY TRANSLATION                               --                        --        1,195
   6. GAINS ON BREACH OF CONTRACT                                      1,198        2,490        1,426        2,948
   7. GAINS ON DELAY CHARGE                                              309          613          343          698
   8. RECOVERY OF IMPAIRMENT LOSSES ON MARKETABLE BONDS (NOTE5)           --          507           --           --
   9. EQUITY INCOME ON INVESTMENT (NOTE6)                                 96           96           --           --
   10. GAINS ON DISPOSITION ON TANGIBLE ASSETS                             9            9            1        4,138
   11. REVERSAL OF PROVISION FOR CONTINGENCY LOSS                         --           --           --           79
   12. MISCELLANEOUS REVENUES                                          1,714        1,758          577          640
VII. NON-OPERATING EXPENSES                                           22,504       31,440       17,327       32,341
   1. INTEREST EXPENSES                                                3,841       13,269       13,085       26,175
   2. LOSSES ON FOREIGN CURRENCY TRANSACTION                               1            2            2            6
   3. LOSSES ON FOREIGN CURRENCY TRANSLATION                             445           --          207          207
   4. EQUITY LOSS ON INVESTMENT (NOTE6)                                  103          246        1,591        1,989
   5. IMPAIRMENT LOSSES OF INVESTMENT (NOTE5)                            221          221          908          908
   6. LOSSES ON DISPOSITION OF TANGIBLE ASSETS                            --           --        1,061        2,387
   7. IMPAIRMENT LOSSES ON TANGIBLE ASSETS (NOTE9)                     3,683        3,683           --           --
   8. IMPAIRMENT LOSSES ON INTANGIBLE ASSETS (NOTE10)                    550          550           --           --
   9. OTHER BAD DEBT EXPENSES                                          2,289        1,924          466          466
   10. LOSSES FROM TRADE RECEIVABLES (NOTE17)                          8,000        8,000           --           --
   11. MISCELLANEOUS LOSSES (NOTE17)                                   3,370        3,545            9          203

                                                                           10th 2Q                    9th 2Q
                                                                   -----------------------   -----------------------
                                                                    3 Months   Accumulated    3 Months   Accumulated
                                                                   ---------   -----------   ---------   -----------
VII. GAIN BEFORE EXTRAORDINARY GAINS(LOSSES) AND INCOME TAXES      (-)21,784    (-)34,061    (-)10,850    (-)13,570
IX. EXTRAORDINARY GAINS                                                   --           --          202      188,835
   1. GAINS FROM LIABILITIES EXEMPTED                                     --           --          202      188,834
X. EXTRAORDINARY LOSSES                                                   --           --           --           --
XI. INCOME(LOSSES) BEFORE INCOME TAXES EXPENSES                    (-)21,784    (-)34,061    (-)10,648      175,264
XII. INCOME TAX EXPENSES (NOTE15)                                         --           --           --           --
XIII. NET INCOME (LOSSES)                                          (-)21,784    (-)34,061    (-)10,648      175,264

                             STATEMENT OF CASH FLOW

                       10TH 2 Q (2005.01.01 ~ 2005.06.30)

                        9TH 2 Q (2004.01.01 ~ 2004.06.30)

                                                      (UNIT: IN MILLIONS OF WON)

                                                       10th 2Q                   9th 2 Q
                                               -----------------------   -----------------------
                                                3 Month    Accumulated    3 Month    Accumulated
                                               ---------   -----------   ---------   -----------
I. CASH FLOW FROM OPERATING ACTIVITIES            98,924      120,106       31,474      62,113
   1. NET PROFIT (LOSS)                        (-)21,784    (-)34,061    (-)10,648     175,264
   2. ADDITIONS OF NON-CASH EXPENSES             140,754      167,922       39,584      75,712
      DEPRECIATION EXPENSES                       17,365       34,641       21,203      42,538
      DEPRECIATION OF INTANGIBLE ASSETS              516        1,093          870       2,046
      SEVERANCE BENEFIT                              710        1,002          189         390
      BAD DEBT EXPENSES                            3,572        8,545        4,644       8,438
      OTHER BAD DEBT EXPENSES                      2,289        1,924          466         466
      LOSSES ON FOREIGN CURRENCY TRANSACTION         445           --          207         207
      LOSSES ON FOREIGN CURRENCY TRANSLATION          --           --            1           6

                                                                        10th 2Q                9th 2 Q
                                                                ----------------------  ---------------------
                                                                 3 Month   Accumulated  3 Month   Accumulated
                                                                ---------  -----------  --------  -----------
   EQUITY LOSSES ON INVESTMENT                                        103         246      1,591       1,989
   IMPAIRMENT LOSSES ON MARKETABLE SECURITIES                         221         221        908         908
   LOSSES ON DISPOSITION OF TANGIBLE ASSETS                            --          --      1,061       2,387
   IMPAIRMENT LOSSES ON TANGIBLE ASSETS                             3,683       3,683         --          --
   IMPAIRMENT LOSSES IN INTANGIBLE ASSETS                             550         550         --          --
   AMORTIZATION OF PRESENT VALUE DISCOUNT                         100,551     104,882      8,444      16,337
   LOSSES ON VALUATION OF DEBT                                      8,000       8,000         --          --
   MISCELLANEOUS LOSSES                                             2,749       3,134         --          --
3. DEDUCTION OF NON-CASH INCOMES                                    1,569       1,600        437     194,540
   REVERSAL OF ALLOWANCE FOR DOUBTFUL ACCOUNTS                         --          --         --          79
   GAINS ON FOREIGN CURRENCY TRANSLATION                               --                     --       1,195
   GAINS ON FOREIGN CURRENCY TRANSACTION                               --          --          4          21
   GAINS FROM EQUITY METHOD                                            96          96         --          --
   GAINS ON DISPOSAL OF PROPERTY AND EQUIPMENT                          9           9          1       4,138
   OTHER INCOME                                                     1,465       1,465         43          43
   GAINS FROM LIABILITIES EXEMPTED                                     --          --        202     188,834
   INTEREST INCOME(AMORTIZATION OF PRESENT VALUE DISCOUNT)             --          30        187         229
4. CHANGES IN ASSETS AND LIABILITIES RESULTING FROM OPERATIONS  (-)18,477   (-)12,155      2,975       5,678
   INCREASE IN TRADE RECEIVABLES                                   (-)664    (-)1,645   (-)3,812    (-)6,901
   DECREASE(INCREASE) IN ACCOUNTS RECEIVABLES                         865       2,814   (-)2,097    (-)1,911
   INCREASE IN ACCRUED INCOME                                       (-)20      (-)579     (-)259      (-)266
   DECREASE IN ADVANCE PAYMENT                                        508         508         --          --
   DECREASE IN PREPAID EXPENSES                                        46          63        153          69
   DECREASE (INCREASE) IN PREPAID INCOME TAX                       (-)425      (-)109        391         340
   DECREASE IN LONG-TERM NON-TRADE RECEIVABLES                         --          --        311         623

                                                                        10th 2Q                  9th 2 Q
                                                                ----------------------  ----------------------
                                                                 3 Month   Accumulated   3 Month   Accumulated
                                                                ---------  -----------  ---------  -----------
   INCREASE (DECREASE) IN ACCRUED EXPENSES                      (-)20,755   (-)14,883       4,739       9,794
   INCREASE IN NON-TRADE PAYABLES                                   2,322       2,156       3,515       4,379
   INCREASE IN ADVANCES FROM CUSTOMERS                                  8          46          22          32
   INCREASE IN UNEARNED REVENUES                                       --          --         184         184
   INCREASE IN WITHHOLDINGS                                           108      (-)280          83      (-)267
   DECREASE IN VAT WITHHELD                                        (-)390      (-)172      (-)191       (-)82
   PAYMENT OF SEVERANCE BENEFITS                                    (-)73       (-)73       (-)72      (-)370
   DECREASE (INCREASE) IN RETIREMENT INSURANCE DEPOSITS              (-)7        (-)7           7          50
   DECREASE IN RECLASSIFICATION OF NATIONAL PENSION                    --          --           1           5
II. CASH FLOWS FROM INVESTING ACTIVITIES                         (-)3,865    (-)3,163   (-)37,787   (-)33,652
1. CASH INFLOW FROM INVESTMENT                                         75       1,523       2,067       6,398
   DECREASE IN LONG-TERM FINANCIAL INSTRUMENTS                         --          --          --           3
   DISPOSAL OF SECURITIES                                                         829          --          41
   DECREASE OF DEPOSIT                                                 20         512          --       1,572
   DECREASE OF LONG-TERM LOANS                                         44         172          45          78
   DISPOSAL OF TRANSMISSION AND COMMUNICATIONS EQUIPMENT                2           2         291         821
   DISPOSAL OF COMMUNICATION CIRCUIT EQUIPMENT                         --          --         889       3,881
   DISPOSAL OF FURNITURE                                                8           8          --           2
   DISPOSAL OF CONSTRUCTION IN PROGRESS                                --          --         842          --
2. CASH OUTFLOW FROM INVESTMENT ACTIVITIES                          3,940       4,686      39,854      40,051
   INCREASE IN SHORT-TERM FINANCIAL INSTRUMENTS                        10          36      38,204      37,519
   INCREASE IN KEY-MONEY DEPOSIT                                                  232          --          --
   ACQUISITION OF COMMUNICATION CIRCUIT EQUIPMENT                       1           1          --          --
   ACQUISITION OF FURNITURE                                            --          --           1

                                                                        10th 2Q                  9th 2 Q
                                                                -----------------------  ----------------------
                                                                  3 Month   Accumulated   3 Month   Accumulated
                                                                ----------  -----------  ---------  -----------
   ACQUISITION OF CONSTRUCTION IN PROGRESS                           3,787       4,247         900       1,182
   ACQUISITION OF OTHER INTANGIBLE ASSETS                              142         171         750       1,350
III. CASH FLOWS FROM FINANCIAL ACTIVITIES                       (-)103,907   (-)81,647   (-)17,231   (-)55,318
1. CASH INFLOW FROM FINANCING ACTIVITIES                           897,008     919,450         156         325
   INCREASE IN KEY-MONEY DEPOSIT                                   425,618     448,045          --          --
   INCREASE OF LONG-TERM LEASEHOLD DEPOSITS RECEIVED                    --          15         140         325
   INCREASE IN LONG-TERM BORROWINGS                                     --          --          16          --
   ISSUANCE OF BOND                                                223,290     223,290          --          --
   ISSUANCE OF COMMON STOCK                                        248,100     248,100          --          --
2. CASH OUTFLOW FROM FINANCIAL ACTIVITIES                        1,000,916   1,001,096      17,387      55,643
   REPAYMENT OF CURRENT PORTION OF LONG-TERM DEBT                       --          --       8,341      27,050
   PAYMENT OF CURRENT PORTION OF LONG-TERM NON-TRADE PAYABLES       27,900      28,073       8,848      25,148
   DECREASE IN KEY-MONEY DEPOSIT                                   471,383     471,390          --          --
   REPAYMENT OF LONG-TERM BORROWING                                413,347     413,347          --       3,248
   PAYMENT OF LONG-TERM NON-TRADE PAYABLES                          86,933      86,933          --          --
   DECREASE OF LONG-TERM LEASEHOLD DEPOSITS RECEIVED                   155         155          40          40
   PAYMENT OF STOCK ISSUE COSTS                                      1,198       1,198         157         157
IV. NET INCREASE (DECREASE) IN CASH (I + II + III)                (-)8,849      35,296   (-)23,544   (-)26,857
V. CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  130,153      86,008      58,126      61,438
VI. CASH AND CASH EQUIVALENTS, END OF PERIOD                       121,304     121,304      34,581      34,581

NOTES TO SEMI-ANNUAL FINANCIAL STATEMENTS

1.   Introduction

SINCE IT ESTABLISHMENT ON JULY 30, 1996, THRUNET CO., LTD. ("THE COMPANY") HAS BEEN ENGAGED IN PROVIDING HIGH-SPEED INTERNET SERVICE. THE COMPANY DE-LISTED ITS STOCKS FROM THE NASDAQ IN APRIL 2003 DUE TO THE BEGINNING OF ITS REORGANIZATION AFTER HAVING LISTED 11,615,000 SHARES (CHANGED TO 3,871,666 SHARES AFTER CAPITAL DECREASE) IN NOVEMBER 1999. AS OF JUNE 30, 2005, THE COMPANY'S CAPITAL STOCK STANDS AT KRW 257,836 MILLION, AS A RESULT OF A CAPITAL INCREASE WITH CONSIDERATION AND CAPITAL DECREASE WITHOUT CONSIDERATION CARRIED OUT ON SEVERAL OCCASIONS, INCLUDING SHARE CONSOLIDATION AND CAPITAL INCREASE WITH CONSIDERATION MADE UNDER THE REVISED PLAN FOR ITS REORGANIZATION APPROVED BY THE COURT DURING THE FIRST HALF OF 2005, AFTER THE ESTABLISHMENT OF THE CAPITAL STOCK OF KRW 132,000 MILLION. THE LINEUP OF MAJOR SHAREHOLDERS IS AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005.

           NAME              NUMBER OF SHARES   RATIO (%)
           ----              ----------------   ---------
HANAROTELACOM INCORPORATED       99,240,000        96.22
OTHERS                            3,894,426         3.78
                                -----------       ------
   TOTAL                        103,134,426       100.00
                                ===========       ======

2.   The reorganization procedure

ON MARCH 3, 2003, THE COMPANY APPLIED FOR THE BEGINNING OF THE CORPORATE REORGANIZATION PROCEDURE DUE TO ITS INSOLVENCY. THE SEOUL DISTRICT COURT APPROVED THE COMMENCEMENT OF THE PROCEDURE ON MARCH 27, 2003 AND THE CORPORATE REORGANIZATION PLAN ON JANUARY 9, 2004. FOLLOWING THE COURT'S APPROVAL OF THE CORPORATE REORGANIZATION PLAN, THE COMPANY WROTE OFF REORGANIZATION-RELATED DEBTS WITH FUNDS OBTAINED FROM OUTSIDE INVESTORS. THEN, THE COMPANY STARTED AN M&A PROCESS DESIGNED TO PUT AN END TO THE REORGANIZATION PROCEDURE EARLIER. AS A RESULT, THE COMPANY SELECTED HANARO TELECOM AS THE PREFERENTIAL BIDDER ON DECEMBER 15, 2004. ON FEBRUARY 14, 2005, THE COMPANY SIGNED A CONTRACT WITH HANARO TELECOM FOR THE LATTER'S INVESTMENT OF KRW 471,390 MILLION (I.E. KRW 248,100 MILLION AS THE PRICE FOR PRE-EMPTIVE RIGHTS TO NEW SHARES PLUS KRW 223,290 MILLION AS THE PRICE FOR TAKEOVER OF CORPORATE BONDS).

THE AMENDMENT TO THE COMPANY'S REORGANIZATION PLAN DRAWN UP IN ACCORDANCE WITH THE AFORESAID

INVESTMENT CONTRACT INCLUDES THE WRITE-OFF OF REORGANIZATION-RELATED DEBTS WITH THE FUNDS PAID BY THE TAKEOVER PARTY (WITH THE EXCEPTION OF THE ALLOWANCE FOR CONTINGENT LIABILITIES, I.E. KRW 8,000 MILLION IN THE FINE IMPOSED BY THE FAIR TRADE COMMISSION AND KRW 8,500 MILLION IN THE MINIMUM SERVICE FEE PAID UNDER THE AGREEMENT WITH POWER COMM), THE EXEMPTION OF REORGANIZATION-RELATED DEBTS REMAINING AFTER PAYMENT OF THE FINE IMPOSED BY FAIR TRADE COMMISSION, AND THE CAPITAL DECREASE IN WHICH OLD (COMMON) STOCKS WILL BE CONSOLIDATED AT THE RATE OF TWO TO ONE.

THE SEOUL CENTRAL DISTRICT COURT APPROVED THE AMENDMENT TO THE COMPANY'S REORGANIZATION PLAN ON APRIL 29, 2005.

UNDER THE AMENDMENT TO THE COMPANY'S REORGANIZATION, HANARO TELECOM TOOK OVER THE COMPANY'S NEW STOCKS ON JUNE 3, 2005. THE COMPANY PAID UP REORGANIZATION-RELATED DEBTS ON JUNE 10, 2005. WITH THIS, THE SEOUL CENTRAL DISTRICT COURT CLOSED THE REORGANIZATION PROCEDURE CASE CONCERNING THE COMPANY ON JUNE 23, 2005. HANARO TELECOM HAS BECOME THE COMPANY'S LARGEST SHAREHOLDER BY TAKING OVER NEW STOCKS.

3.   Significant accounting policies

THE COMPANY DREW UP THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2005 THROUGH APPLICATION OF THE AMENDED CORPORATE ACCOUNTING STANDARDS NO. 15 (EQUITY METHOD), NO. 16 (CORPORATE TAX ACCOUNTING), AND NO. 17 (PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS) FROM THIS FISCAL YEAR.

THE COMPANY ADOPTS THE FOLLOWING IMPORTANT ACCOUNTING GUIDELINES.

(1) PROVISION FOR POSSIBLE LOAN LOSSES

THE COMPANY PROVIDES FOR POSSIBLE LOAN LOSSES BASED ON THE ESTIMATED LOAN LOSSES AS DETERMINED BY AN ANALYSIS OF THE RECOVERABILITY OF CREDITS, SUCH AS TRADE RECEIVABLES, LOANS AND AMOUNT RECEIVABLE, AS OF THE DATE OF BALANCE SHEET, AND THE LOAN LOSS RATE IN THE PAST.

If there is a significant difference between the current value and the book value of credits and liabilities, following adjustment of contractual conditions, such as the principal, interest rates and periods to the disfavor of the Company, as a result of agreements made by and between parties of transactions concerning commencement of the Company's reorganization and composition procedures, the Company bases it on the current value enters the difference between the current value and the book value as loan losses.

(2) Securities

Acquisition cost for securities is calculated relying on readily determinable fair values and plus ancillary cost incurred for acquisition, using the moving average method. Securities are classified into three categories, i.e. trading securities, available-for-sale-securities, held-to-maturity securities, depending on the Company's intention and capability for possession. Equity securities, which may exercise significant influence on the Company's operations, are classified as those subject to the equity method and treated as follows:

1) Appraisal of available-for-sale securities

Available-for-sale securities, which refer to those which do not belong to the category of trading securities or held-to-maturity securities, are classified as investment asses. Available-for-sale securities which will reach maturity or are sure to be disposed of by sale, etc within a year from the date of balance sheet are classified as liquid assets.

     The fair values of available-for-sale securities are appraised based on the values stated on balance sheet. However, if it is hard to set the reliable fair values of unmarketable equity securities in a reliable way, they are assessed relying on their acquisition cost. The fair values of debt securities with no market prices are appraised with the discount rate taken into account relying on the credit rating of independent agencies. Unrealized profit/loss concerning available-for-sale securities is entered as capital adjustment (gain/loss on valuation of available-for-sale securities).

IF THE FAIR VALUES DROP TO THE IRRECOVERABLE LEVEL, THE DIFFERENCE BETWEEN THE BOOK VALUES AND THE FAIR VALUES OF THE RELEVANT AVAILABLE-FOR-SALE SECURITIES IS ENTERED AS LOSS FOR THE PERIOD (LOSS ON THE DROP IN THE PRICE FOR AVAILABLE-FOR-SALE SECURITIES), DECREASING (OR ADDING) THE SAID AMOUNT FROM THE PROFIT (OR LOSS) ON VALUATION OF THE RELEVANT AVAILABLE-FOR-SALE SECURITIES. HOWEVER, IF THE RECOVERY OF THE LOSS ON THE DECREASE IN THE PRICE FOR AVAILABLE-FOR-SALE SECURITIES IS OBJECTIVELY RELATED TO A CASE THAT HAS HAPPENED AFTER THE RECOGNITION OF THE LOSS DUE TO THE PRICE DECREASE, THE AMOUNT THUS RECOVERED IS ENTERED AS PERIOD INCOME (TRANSFER OF LOSS DUE TO THE DECREASE IN PRICE FOR AVAILABLE-FOR-SALE SECURITIES) TO THE EXTENT OF THE AMOUNT OF LOSS DUE TO THE DECREASE IN THE PRICE PREVIOUSLY RECOGNIZED.

(3) STOCK INVESTMENT SUBJECT TO EQUITY METHOD

THE ACQUISITION COST FOR THE COMPANY'S STOCK INVESTMENT SUBJECT TO EQUITY METHOD IS CALCULATED BY

ADDING ANCILLARY EXPENSES TO THE PURCHASE VALUE BASED ON THE MOVING AVERAGE METHOD. THE BALANCE SHEET PRICE REFERS TO THE VALUE APPRAISED BASED ON THE EQUITY METHOD. THE DIFFERENCE BETWEEN THE BOOK VALUE AND THE BALANCE SHEET VALUE IS ENTERED AS AN INCREASE/DECREASE IN CAPITAL ADJUSTMENT, I.E. 1) AN INCREASE/DECREASE IN NET PROFIT (PROFIT/LOSS ON EQUITY METHOD) IF IT IS ATTRIBUTABLE TO NET PROFIT/LOSS OF THE INVESTEE FIRM, 2) AS NET PROFIT/LOSS OR CHANGE IN EQUITY-METHOD EARNED SURPLUS UNDER THE CORPORATE ACCOUNTING PRINCIPLES CONCERNING CHANGES IN ACCOUNTING AND CORRECTION OF ERRORS IF IT IS ATTRIBUTABLE TO AN INCREASE OR DECREASE IN EARNED SURPLUS BROUGHT OVER, OR 3) A CHANGE IN EQUITY-METHOD CAPITAL IF A CHANGE IN THE EQUITY AMOUNT IS DUE TO AN INCREASE OR DECREASE OF CAPITAL, NOT INCLUDING NET PROFIT AND EARNED SURPLUS BROUGHT OVER. IN CASE OF TWO OR MORE ITEMS OF INVESTMENT STOCKS SUBJECT TO THE EQUITY METHOD, EQUITY METHOD-BASED INCOME/LOSS, CHANGES IN EQUITY CAPITAL OR CHANGES IN EARNED SURPLUS ARE STATED IN GROSS AMOUNTS.

(4) METHODS OF APPRAISAL AND DEPRECIATION OF TANGIBLE ASSETS

THE COMPANY APPRAISES TANGIBLE ASSETS AT ACQUISITION COSTS (OR FAIR VALUES IN THE CASE OF ASSETS ACQUIRED VIA IN-KIND INVESTMENT, DONATION OR FREE OTHERWISE). AS WELL, EXPENDITURES FOR ACQUISITION OF TANGIBLE ASSETS THAT HELP ENHANCE FUTURE ECONOMIC EFFICIENCY BEYOND THE MOST RECENTLY CHECKED PERFORMANCE LEVEL ARE ENTERED AS CAPITAL EXPENDITURES, WHILE EXPENDITURES INTENDED TO RECOVER THE ORIGINAL STATE, OR MAINTAIN THE EFFICIENCY, OF RELEVANT ASSETS ARE ENTERED AS REVENUE EXPENDITURES.

AS A NEW PRACTICE, THE COMPANY IS ENTERING FINANCIAL EXPENSES INCURRED CONCERNING BORROWINGS DURING A PERIOD OF CONSTRUCTION OF TANGIBLE ASSETS AS ACQUISITION COST UNDER THE ACCOUNTING GUIDELINES FOR CAPITALIZATION OF FINANCIAL EXPENSES CONCERNING MANUFACTURE, PURCHASE, CONSTRUCTION OR DEVELOPMENT OF ASSETS. NO FINANCIAL EXPENSES WERE ENTERED AS ACQUISITION COST CONCERNING TANGIBLE ASSETS DURING THE FIRST HALF OF 2005 OR THE SECOND HALF OF 2004. DEPRECIATION EXPENSES CONCERNING TANGIBLE ASSETS ARE ENTERED UNDER THE FIXED AMOUNT METHOD BASED ON THEIR EXPECTED LIFE STATED IN THE FOLLOWING:

        CONTENTS           EXPECTED LIFE
        --------           -------------
        BUILDINGS           41~48 YEARS
        MACHINERY           3 OR 6 YEARS
COMMUNICATION FACILITIES   6 OR 15 YEARS
          TOOLS               8 YEARS
        FURNITURE             5 YEARS

(5) METHODS OF APPRAISAL AND DEPRECIATION OF INTANGIBLE ASSETS

THE COMPANY APPRAISES INTANGIBLE ASSETS AT ACQUISITION COST. CONCERNING GOODWILL, THE RIGHT TO USE INTERNATIONAL CIRCUITS, AND SOFTWARE, THEY ARE INDICATED IN UNDEPRECIATED BALANCE ARRIVED AT AFTER DEDUCTING DEPRECIATION AMOUNT [CALCULATED USING THE FIXED AMOUNT METHOD BASED ON EXPECTED LIFE (I.E. 5 YEARS FOR GOODWILL, 15 YEARS FOR THE RIGHT OF USING INTERNATIONAL CIRCUITS, AND 3 TO 8 EIGHTS FOR SOFTWARE)] FROM THE ACQUISITION VALUE.

(6) LOSS FROM THE DROP IN ASSET VALUE

IF THE RECOVERABLE VALUE OF INVESTMENTS, TANGIBLE OR INTANGIBLE ASSETS, EXCLUDING THE ASSETS APPRAISED BASED ON FAIR VALUES, COME SIGNIFICANTLY SHORT OF THEIR BOOK VALUE DUE TO DEPRECIATION, PHYSICAL DAMAGE OR DROP IN THE MARKET VALUE, SUCH A SHORT AMOUNT IS ENTERED AS LOSS FROM THE DROP IN ASSET VALUE. DURING THE FIRST HALF OF 2005, SUCH LOSS FROM THE DROP IN THE VALUE OF AVAILABLE-FOR-SALE SECURITIES (KRW 221 MILLION), TANGIBLE ASSETS (KRW 3,683 MILLION) AND INTANGIBLE ASSETS (KRW 550 MILLION) IS ENTERED AS NON-OPERATING EXPENSES. DURING THE SECOND HALF OF 2004, THE LOSS FROM THE DROP IN THE VALUE OF AVAILABLE-FOR-SALE SECURITIES (KRW 908 MILLION) WAS ALSO ENTERED AS NON-OPERATING EXPENSES.

(7) TRANSLATION OF ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

AS A PRACTICE, THE COMPANY IS RECORDING ALL FOREIGN CURRENCY TRANSACTIONS IN THE KOREAN WON BASED ON THE EXCHANGE RATE PREVALENT AT EACH TIME OF TRANSACTION AND IS RECOGNIZING EXCHANGE GAIN/LOSS FROM SUCH TRANSACTIONS AS GAIN/LOSS MADE AT EACH TIME OF TRANSACTION. AS WELL, THE COMPANY TRANSLATES MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES EXISTING AS OF THE DATE OF BALANCE SHEET BASED ON THE BENCHMARK EXCHANGE RATE ON SUCH A DATE (I.E. KRW 1,024.40 AS OF THE END OF THE FIRST HALF OF 2005 AND KRW 1,043.80 AS OF THE END OF 2004) UNDER THE FOREIGN EXCHANGE CONTROL ACT. TRANSLATION GAINS AND LOSSES THUS INCURRED ARE ENTERED AS NON-OPERATING GAINS OR LOSSES.

(8) RESERVE FOR RETIREMENT ALLOWANCES

THE COMPANY PAYS RETIREMENT ALLOWANCES TO DIRECTORS AND EMPLOYEES WHO HAVE WORKED FOR MORE THAN A YEAR CONSECUTIVELY. THE ESTIMATED TOTAL AMOUNT OF RETIREMENT ALLOWANCES TO BE PAID TO THEM ON THE ASSUMPTION OF THEIR SIMULTANEOUS RETIREMENT COMES TO KRW 4,029 MILLION AS OF THE END OF THE FIRST HALF OF 2005. THE COMPANY MAINTAINS RETIREMENT INSURANCE WITH KYOBO LIFE INSURANCE TO PROVIDE THE GUARANTEE FOR EMPLOYEES' RIGHT FOR RETIREMENT ALLOWANCES UNDER THE LABOR STANDARD LAW. DEPOSIT FOR THE RETIREMENT INSURANCE IS DEDUCTED FROM THE RESERVE FOR RETIREMENT ALLOWANCES.

THE AMOUNT OF THE DEPOSIT FOR RETIREMENT INSURANCE REPRESENTS 368 MILLION AS OF THE END OF THE FIRST HALF OF 2005. UNDER THE INTERNAL GUIDELINE TO TRANSFER PART OF RETIREMENT ALLOWANCES TO THE NATIONAL PENSION PLAN UNDER THE NATIONAL PENSION ACT, THE COMPANY DEDUCTS THE RELEVANT AMOUNT FROM RETIREMENT ALLOWANCE PAID TO INDIVIDUAL EMPLOYEES LEAVING THE COMPANY. THE AMOUNT THUS TRANSFERRED FROM RETIREMENT ALLOWANCES TO THE NATIONAL PENSION PLAN COMES TO KRW 27 MILLION AS OF THE END OF THE FIRST HALF OF 2005.

THE AMOUNT OF RETIREMENT ALLOWANCES PAID TO EMPLOYEES LEAVING THE COMPANY DURING THE FIRST HALF OF 2005 (THREE MONTHS) AND THE SECOND HALF OF 2004 (THREE MONTHS) REPRESENTS KRW 73MILLION (KRW 73 MILLION) AND 370MILLION (KRW 72 MILLION), RESPECTIVELY.

(9) ORDINARY INCOME (LOSS) PER SHARE AND EARNINGS (LOSS) PER SHARE

ORDINARY INCOME (LOSS) PER SHARE AND EARNINGS (LOSS) PER SHARE ARE CALCULATED BY HAVING ORDINARY INCOME (LOSS) AND NET PROFIT (LOSS) FOR COMMON STOCKS (PREFERRED STOCKS) DIVIDED BY THE WEIGHTED AVERAGE NUMBER OF STOCKS IN CIRCULATION. DETAILS OF ORDINARY INCOME (LOSS) AND NET PROFIT (LOSS) FOR COMMON STOCKS (PREFERRED STOCKS) ARE AS FOLLOWS:

                                                      (UNIT: IN MILLIONS OF WON)

                                               10TH 2Q                         9TH 2Q
                                     ---------------------------   -----------------------------
                                       3 MONTH      ACCUMULATED       3 MONTH       ACCUMULATED
                                     -----------   -------------   -------------   -------------
NET PROFIT (LOSS)                      (-)21,784       (-)34,061       (-)10,648         175,264
NET PROFIT FOR COMMON STOCK (LOSS)     (-)21,784       (-)34,061       (-)10,648         175,264
EXTRAORDINARY PROFIT                                                         202         188,834
ORDINARY LOSS FOR COMMON STOCKS        (-)21,784       (-)34,061       (-)10,850       (-)13,570
WEIGHTED AVERAGE NUMBER OF STOCKS     33,333,810      18,774,975       3,895,449       3,742,508
ORDINARY LOSS PER COMMON SHARE       (-) WON 654   (-) WON 1,814   (-) WON 2,786   (-) WON 3,626
NET PROFIT (LOSS) PER COMMON SHARE   (-) WON 654   (-) WON 1,814   (-) WON 2,734      WON 46,830

EARNINGS AND ORDINARY INCOME PER SHARE FOR 2004 COMES TO KRW 20,768 AND MINUS KRW 19,392, RESPECTIVELY. THE ORDINARY LOSS AND EARNING FOR COMMON STOCKS DURING THE LAST THREE MONTHS OF THE SECOND HALF OF 2004 AND THE ACCUMULATED PERIOD AND THE NET PROFIT PER SHARE AND ORDINARY LOSS FOR COMMON STOCKS FOR 2004 COMPARED IN THE FOREGOING IS A RESULT OF RE-CALCULATION THAT REFLECTS THE EFFECT OF THE STOCK CONSOLIDATION CARRIED OUT DURING THE FIRST HALF OF 2005.

4. FINANCIAL ASSETS WHICH USE IS BEING RESTRICTED

DETAILS OF FINANCIAL ASSETS WHICH USE IS BEING RESTRICTED ARE AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005:

                                                      (UNIT: IN MILLIONS OF WON)

                                  BUSINESS ACQUAINTANCE   10TH 2Q   RESTRICTION
                                  ---------------------   -------   -----------
SHORT-TERM FINANCIAL INSTRUMENT   HANA BANK                 150     PLEDGE OF KEY-MONEY DEPOSIT, ETC.,
LONG-TERM FINANCIAL INSTRUMENT    HANA BANK, ETC.            18
   TOTAL                                                    168

5. AVAILABLE-FOR-SALE SECURITIES

DETAILS OF AVAILABLE-FOR-SALE SECURITIES ARE AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005:

                                                      (UNIT: IN MILLIONS OF WON)

                                                NUMBER OF               ACQUISITION
               COMPANY NAME                       SHARE     RATIO (%)       COST      FAIR VALUE   BOOK VALUE
               ------------                     ---------   ---------   -----------   ----------   ----------
INBAIN                                            67,500       2.92           64        (NOTE1)          64
HANKYUNG.COM                                     100,000       5.00          131        (NOTE1)         131
KOREA IT VENTURE INVESTMENT UNION                 25,000       0.39           65        (NOTE1)          65
KI&X                                              10,000       6.67           50        (NOTE1)          50
DONGBU SECURITIES                                 99,280       0.67          201           426          426
MIC99-7 VENTURE INVESTMENT UNION # 8 (NOTE 2)         28      15.00          285        (NOTE1)         135
HEYANITA KOREA                                   313,600      15.58          827        (NOTE1)         827
KOREA CABLE TV SAERONET                          246,191      12.31        1,732        (NOTE1)       1,732
POWERCOMM                                         83,333       0.06        1,000        (NOTE1)       1,000
TG VENTURE INVESTMENT UNION #5                       6.4      22.22           97        (NOTE1)          97
RENTHOUSE                                         28,000      20.00           21        (NOTE1)          21
AICON                                             31,653       0.17           23        (NOTE1)          23
DONGYANG SECURITIES MMF                               --         --           29            24           24
HYUNDAI INVESTMENT SECURITIES MMF                     --         --          134           108          108
   TOTAL                                              --                   4,659           558        4,703

(1) EQUITY SECURITIES

(NOTE 1) WITH THE EXCEPTION OF STOCKS OF DONGBU SECURITIES, MMF OF TONGYANG SECURITIES AND OF HYUNDAI INVESTMENT, WHICH ARE MARKETABLE EQUITY SECURITIES, THE AFORESAID EQUITY SECURITIES ARE APPRAISED BASED ON THEIR ACQUISITION COST, AS THERE IS NO WAY OF APPRAISING THEIR FAIR VALUES WITH RELIABLE MEASURING MODELS. AS OF THE END OF THE FIRST HALF OF 2005, ACQUISITION COSTS ARE THE RESULT OF REFLECTING LOSSES FROM THE DROP IN PRICES FOR THE PERIOD PRECEDING 2004.

(NOTE 2) KRW 507 MILLION, WHICH REPRESENTS THE TRANSFER OF LOSS DUE TO A PRICE DROP FOR AVAILABLE-FOR-SALE SECURITIES, IS ENTERED, REFLECTING THE FACT THAT MIC99-7 VENTURE INVESTMENT COOPERATIVE NO. 8, WHICH POSTED LOSS DUE TO A 2004 PRICE DROP, HAS BEEN RECOVERED IN THE EXCESS OF THE BOOK VALUE DURING THE FIRST HALF OF 2005.

(2) DEBT SECURITIES

                                                      (UNIT: IN MILLIONS OF WON)

                                                                         IMPAIRMENT LOSS
                                      ACQUISITION     FAIR     BOOK   ---------------------
MATURITY DATE           TYPE              COST       VALUE    VALUE   ACCUMULATED   10TH 2Q
--------------   ------------------   -----------   -------   -----   -----------   -------
WITHIN 5 YEARS   SUBORDINATED BONDS      3,807      (NOTE1)     --       3,586        221
                 GOVERNMENT AND             27      (NOTE1)     27          --         --
                 PUBLIC BONDS
   TOTAL                                 3,834                  27       3,586        221

(NOTE 1) THE AFORESAID DEBT SECURITIES ARE APPRAISED BASED ON THEIR ACQUISITION COST, AS THERE IS NO WAY OF APPRAISING THEIR FAIR VALUES WITH RELIABLE MEASURING MODELS. THE ENTIRE AMOUNT OF THE BOOK VALUE KRW 221 MILLION IS ENTERED AS LOSS DUE TO A PRICE DROP FOR AVAILABLE-FOR-SALE SECURITIES, SINCE APPARENTLY THERE IS NO WAY TO RECOVER NEW 2003 SUBORDINATED BONDS DURING THE FIRST HALF OF 2005.

6. NOTES TO FINANCIAL STATEMENTS

DETAILS OF INVESTMENT STOCKS SUBJECT TO THE EQUITY METHOD ARE AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005:

(1) STATUS OF EQUITY RATIO OF INVESTMENT STOCKS IN INVESTEE FIRMS

                                                      (UNIT: IN MILLIONS OF WON)

                                          NUMBER               ACQUISITION   NET ASSET
            COMPANY NAME                OF SHARES   RATIO(%)       COST        VALUE     BOOK VALUE
            ------------                ---------   --------   -----------   ---------   ----------
KOREA.COM COMMUNICATIONS (NOTE1)         350,000      53.47       35,000          --           --
CJ CABLE NET HAEWONDAE-KIJANG (NOTE2)    180,000      20.00        1,118       1,299        1,214
   TOTAL                                                          36,118       1,299        1,214

(NOTE 1) KOREA.COM COMMUNICATIONS SUBMITTED AN APPLICATION FOR A CORPORATE REORGANIZATION PROCEDURE TO THE SEOUL DISTRICT COUNT ON MARCH 6, 2003. THE COURT APPROVED THE COMMENCEMENT OF THE CORPORATE REORGANIZATION PROCEDURE ON APRIL 1, 2003 AND THE CORPORATE REORGANIZATION PLAN ON OCTOBER 15, 2003. THUS, IT IS CURRENTLY UNDER THE COURT RECEIVERSHIP PROCEDURE AND IN THE STATE OF COMPLETELY IMPAIRED CAPITAL AS OF THE END OF THE FIRST HALF OF 2005.

(NOTE 2) ON JANUARY 28, 2005, THE SUPREME COURT CONFIRMED THRUNET'S OWNERSHIP OF CJ CABLE NET HAEWONDAE-KIJANG BROADCASTING IN A LAWSUIT REGARDING THE OWNERSHIP. THUS, THE COMPANY ENTERS ITS EQUITY IN THE SAID FIRM AS INVESTMENT STOCKS SUBJECT TO THE EQUITY METHOD.

(2) DETAILS OF DEALING WITH THE DIFFERENCE BETWEEN NET ASSET VALUE OF INVESTEE FIRMS AND EQUITY RATIO/ACQUISITION VALUE

                                                      (UNIT: IN MILLIONS OF WON)

                                BEGINNING                          ENDING
         COMPANY NAME            BALANCE    INCREASE   WITHDRAW   BALANCE
         ------------           ---------   --------   --------   -------
CJ CABLE NET HAEWONDAE-KIJANG       --        (-)91        6       (-)85

(3) DETAILS OF EQUITY METHOD-BASED APPRAISAL OF STOCKS

                                                      (UNIT: IN MILLIONS OF WON)

                                         BEGINNING   EQUITY METHOD     OTHER INCREASE     ENDING
             COMPANY NAME                  VALUE       VALUATION     (DECREASE)(NOTE 2)    VALUE
             ------------                ---------   -------------   ------------------   ------
KOREA.COM COMMUNICATIONS (NOTE 1)           246          (-)246                --             --
CJ CABLE NET HAEWONDAE-KIJANG (NOTE 2)       --              96             1,118          1,214
   TOTAL                                    246          (-)150             1,118          1,214

(NOTE 1) THE ENTIRE AMOUNT OF THE COMPANY'S CREDITS IN KOREA.COM COMMUNICATIONS IS ENTERED AS BAD DEBT LOSS AS OF THE END OF THE FIRST HALF OF 2005.

(NOTE 2) OTHER INCREASES OR DECREASES IN AMOUNT REFER TO CHANGES RESULTING FROM DISPOSAL OR ADDITIONAL ACQUISITION OF INVESTMENT STOCKS SUBJECT TO THE EQUITY METHOD, RECOGNITION OF DIVIDENDS, GAIN/LOSS FROM VALUATION OF INVESTMENT STOCKS SUBJECT TO THE EQUITY METHOD, AND CHANGES IN CAPITAL SUBJECT TO THE EQUITY METHOD IN CONSIDERATION OF EFFECTS RELATED TO CORPORATE TAX.

(4) SUMMARY OF FINANCIAL INFORMATION ON INVESTEE FIRMS AS OF THE END OF THE FIRST HALF OF 2005

                                                      (UNIT: IN MILLIONS OF WON)

                    KOREA.COM COMMUNICATIONS   CJ CABLE NET HAEWONDAE-KIJANG
                    ------------------------   -----------------------------
ASSET                          6,846                       22,604
DEBT                           8,869                       16,112
SALES                          4,683                        4,088
NET PROFIT (LOSS)           (-)1,080                          383

(5) IN EQUITY METHOD-BASED APPRAISAL, FINANCIAL STATEMENTS CONCERNING PROVISIONAL SETTLEMENT OF ACCOUNTS WERE BEING USED, AS THE SEMI-ANNUAL REVIEW OF INVESTEE FIRMS HAS NOT BEEN COMPLETED.

7. STATUS OF INSURANCE SUBSCRIPTION

AS OF THE END OF THE FIRST HALF OF 2005, BUILDINGS AND COMMUNICATION EQUIPMENT, ETC OF THE COMPANY IS INSURED AGAINST FIRE (INSURER: DONGBU FIRE
INSURANCE/INSURED AMOUNT: 193,511 MILLION (= US$2,000,000).

8. DECLARED PRICES FOR LANDS OWNED BY THE COMPANY

DECLARED PRICES FOR LANDS OWNED BY THE COMPANY ARE AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005:

                                                      (UNIT: IN MILLIONS OF WON)

   CONTENTS      BOOK VALUE   DECLARED PRICE
   --------      ----------   --------------
IDC                 7,122          7,849
BRANCH OFFICES      5,130          5,557
   TOTAL           12,252         13,406

9. TANGIBLE ASSETS

(1) DETAILS OF THE CHANGES IN THE BOOK VALUES OF TANGIBLE ASSETS OWNED BY THE COMPANY ARE AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005:

                                                      (UNIT: IN MILLIONS OF WON)

                           BEGINNING                                      IMPAIRMENT                                ENDING
                            BALANCE           ACQUISITION   DISPOSITION      LOSS      DEPRECIATION   SUBSTITUTE   BALANCE
                           ---------          -----------   -----------   ----------   ------------   ----------   -------
LAND                         12,252                  --          --             --            --             --     12,252
BUILDING                     15,679                  --          --             --           197             --     15,482
MACHINERY                   121,203(NOTE 1)       7,852          --          3,525        27,389         (-)223     97,918
COMMUNICATION FACILITIES     74,233                   2          --            157         6,767           (-)8     67,303
TOOLS                           321                  --          --              1            60             --        260
FURNITURE                       429                  --           1             --           228             --        200
CONSTRUCTION IN PROGRESS      9,241               4,247          --             --            --       (-)8,966      4,522
OTHER TANGIBLE ASSET            237                 170          --             --            --         (-)390         17
   TOTAL                    233,595              12,271           1          3,683        34,641       (-)9,587    197,954

(NOTE 1) INCLUSIVE OF THE VALUES OF LEASED ASSETS REPLACED BY "MACHINERY" FOLLOWING THE TERMINATION OF THE LEAST CONTRACT.

AS A PRACTICE, THE COMPANY IS APPRAISING THE RECOVERABILITY OF ASSETS ON A QUARTERLY OR SEMIANNUAL BASIS AND IS ENTERING IRRECOVERABLE ASSETS AND TANGIBLE ASSETS PROVED TO BE DILAPIDATED OR DAMAGED AS LOSS DUE TO A PRICE DROP. DURING THE FIRST HALF OF 2005, LOSS DUE TO DROP IN PRICES FOR TANGIBLE ASSETS (KRW 3,683 MILLION) IS ENTERED AS NON-OPERATING EXPENSES.

(2) TANGIBLE ASSETS STILL IN USE IN SPITE OF COMPLETION OF DEPRECIATION

THE BOOK VALUE OF TANGIBLE ASSETS STILL IN USE IN SPITE OF COMPLETION OF DEPRECIATION REPRESENTS KRW 48 MILLION AS OF THE END OF THE FIRST HALF OF 2005.

10. INTANGIBLE ASSETS

(1) THE RECORD OF VALUES FOR INTANGIBLE ASSETS OWNED BY THE COMPANY IS AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005:

                                                      (UNIT: IN MILLIONS OF WON)

                         ACQUISITION COST   ACCUMULATED DEPRECIATION   ACCUMULATED IMPAIRMENT LOSS   BOOK VALUE
                         ----------------   ------------------------   ---------------------------   ----------
GOODWILL                       1,956                  1,406                        550                     --
OTHER INTANGIBLE ASSET        32,711                 18,121                        116                 14,474
   TOTAL                      34,667                 19,527                        666                 14,474

(2) DETAILS OF CHANGES IN INTANGIBLE ASSETS ARE AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005.

                                                      (UNIT: IN MILLIONS OF WON)

                         BEGINNING   INCREASE   DISPOSITION   IMPAIRMENT LOSS   AMORTIZATION   ENDING
                         ---------   --------   -----------   ---------------   ------------   ------
GOODWILL                      746         --         --             550               196          --
OTHER INTANGIBLE ASSET     13,638      1,733         --              --               897      14,474
   TOTAL                   14,384      1,733         --             550             1,093      14,474

DURING THE FIRST HALF OF 2005, INTANGIBLE ASSETS (GOODWILL) JUDGED TO HAVE NO FUTURE ECONOMIC VALUE WERE ENTERED AS NON-OPERATING EXPENSES IN RECOGNITION OF LOSS DUE TO A PRICE DROP.

(3) THE ENTIRE AMOUNT OF DEPRECIATION EXPENSES RELATED TO INTANGIBLE ASSETS RECOGNIZED DURING THE FIRST HALF OF 2005 ARE ENTERED AS SALES EXPENSES AND GENERAL ADMINISTRATIVE EXPENSES.

11. CORPORATE BONDS

DETAILS OF CORPORATE BONDS ISSUED BY THE COMPANY ARE AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005:

                                                      (UNIT: IN MILLIONS OF WON)

                 ISSUE DATE   MATURITY DATE   ANNUAL INTEREST RATE (%)    AMOUNT
                 ----------   -------------   ------------------------   -------
UNSECURED BOND   2005.06.07     2010.06.07              3.42             223,290

THE ENTIRE AMOUNT FOR THE FOREGOING CORPORATE BONDS HAS BEEN TAKEN OVER BY HANARO TELECOM UNDER THE COMPANY'S AMENDED CORPORATE REORGANIZATION PLAN APPROVED BY THE COURT ON APRIL 29, 2005.

12. MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

                                                      (UNIT: IN MILLIONS OF WON)

                     FOREIGN CURRENCY   AMOUNT TRANSLATED IN KRW
                     ----------------   ------------------------
NON-TRADE PAYABLES       US$26,925                 28

AS OF THE END OF THE FIRST HALF OF 2005, THE COMPANY HOLDS NO MONETARY ASSETS DENOMINATED IN FOREIGN CURRENCIES, AND DETAILS OF LIABILITIES DENOMINATED IN FOREIGN CURRENCIES ARE AS FOLLOWS:

13. TRANSACTIONS WITH SPECIALLY RELATED PARTIES

(1) DETAILS OF THE COMPANY'S IMPORTANT TRANSACTIONS MADE WITH SPECIALLY RELATED PARTIES DURING THE FIRST HALF OF 2005 ARE AS FOLLOWS:

                                                      (UNIT: IN MILLIONS OF WON)

      COMPANY NAME        TRANSACTION   3 MONTH   ACCUMULATED
      ------------        -----------   -------   -----------
KOREA.COM COMMUNICATION   SALES            217         756
                          PURCHASE       1,531       3,044
HANAROTELECOM INC.        SALES             --         250
                          PURCHASE          --         185

(2) DETAILS OF MAJOR CREDITS AND LIABILITIES RESULTING FROM TRANSACTIONS WITH SPECIALLY RELATED PARTIES ARE AS FOLLOWS AS OF THE END OF THE FIRST HALF OF 2005:

                                                      (UNIT: IN MILLIONS OF WON)

      COMPANY NAME         TRANSACTION   10TH 2Q
      ------------         -----------   -------
KOREA.COM COMMUNICATIONS   CREDIT          3,556
                           LIABILITIES       570
HANAROTELECOM INC.         BOND          225,374

(3) AS OF THE END OF THE FIRST HALF OF 2005, THE COMPANY HAS PROVIDED NO PAYMENT GUARANTEE FOR OTHERS AND SEOUL GUARANTEE INSURANCE HAS PROVIDED PAYMENT GUARANTEE WORTH KRW 648 MILLION CONCERNING CONTRACTS MADE BY THE COMPANY.

14. EQUITY CAPITAL

(1) CAPITAL STOCK

THE TOTAL NUMBER OF STOCKS TO BE ISSUED BY THE COMPANY REPRESENTS 400,000,000 SHARES AT THE FACE AMOUNT OF KRW 2,500 PER SHARE. AS OF THE END OF THIS QUARTER, THE TOTAL NUMBER OF STOCKS ISSUED REPRESENTS 103,134,426 SHARES OF COMMON STOCKS.

THE COMPANY CARRIED OUT STOCK CONSOLIDATION FOR COMMON STOCKS AT THE RATE OF TWO TO ONE, CANCELLATION OF ODD SHARES THAT HAVE RESULTED FROM THE STOCK CONSOLIDATION PROCESS, AND ISSUANCE OF NEW STOCKS FOR HANARO TELECOM DURING THE FIRST HALF OF 2005 UNDER THE AMENDED CORPORATE REORGANIZATION PLAN.

(2) TREASURY STOCKS

AS OF THE END OF THE FIRST HALF OF 2005, DETAILS OF THE COMPANY'S TREASURY STOCKS ARE AS FOLLOWS:

                                                      (UNIT: IN MILLIONS OF WON)

NUMBER OF SHARES   AMOUNT
----------------   ------
      5,451           5

15. INCOME TAX EXPENSES AND DEFERRED INCOME TAX ASSETS (LIABILITIES)

THE COMPANY IS SUPPOSED TO RECOGNIZE THE INCOME TAX EFFECT CONCERNING THE ACCUMULATED TEMPORARY DIFFERENCE FROM DEFICIT CARRIED OVER AS OF THE END OF THE FIRST HALF OF 2005 AS DEFERRED INCOME TAX ASSETS UNDER THE INCOME TAX ACT. HOWEVER, DEFERRED INCOME TAX ASSETS HAVE NOT BEEN RECOGNIZED, AS IT IS IMPOSSIBLE TO PREDICT THE POSSIBILITY OF OCCURRENCE OF FUTURE TAXABLE INCOME. THE COMPANY HAS NO INCOME TAX EXPENSES TO BE ENTERED DURING THE FIRST HALF OF 2005 DUE TO ACCUMULATED DEFICIT UNDER THE INCOME TAX ACT.

16. HYPOTHECATED ASSETS

AS OF THE END OF THE FIRST HALF OF 2005, THE COMPANY HAS OFFERED NO ASSETS AS COLLATERAL TO FINANCIAL INSTITUTIONS, ETC.

17. CONTINGENT LIABILITIES AND MAJOR AGREEMENTS

(1) PLEDGED NOTES AND CHECKS

AS OF THE END OF THE FIRST HALF OF 2005, THE COMPANY HAS NO PLEDGED NOTES OR CHECKS OFFERED TO FINANCIAL INSTITUTIONS, ETC. CONCERNING ITS BORROWINGS.

(2) LAWSUITS PENDING

AS OF THE END OF THE FIRST HALF OF 2005, THE COMPANY HAS A TOTAL OF SIX PENDING LAWSUITS FOR A TOTAL AMOUNT OF KRW 247 MILLION IN WHICH THE COMPANY IS THE DEFENDANT, PLUS ONE IN WHICH THE COMPANY IS THE PLAINTIFF.

(3) CIRCUIT USER FEE THAT THE COMPANY MAY HAVE TO PAY ADDITIONALLY UNDER THE MINIMUM USER FEE REGULATION

THE COMPANY MAY HAVE THE OBLIGATION TO PAY THE DIFFERENCE BETWEEN WHAT IT HAS PAID AND THE MINIMUM USER FEE UNDER THE "CONTRACT FOR USING CABLE TV TRANSMISSION NETWORK FOR PROVISION OF ADDITIONAL SERVICE" SIGNED WITH POWERCOMM IN 1999 AND THE AGREEMENT FOR PROVISION OF THE HFC NETWORK SIGNED WITH POWERCOMM IN 2001. THUS, THE COMPANY REFLECTED THE EXPECTED CIRCUIT USER FEE KRW 2,928 MILLION IN SALES COST AND NON-OPERATING EXPENSES, RESPECTIVELY, DIVIDING THEM INTO THE PORTION THAT HAS OCCURRED IN 2005 AND THE PORTION THAT OCCURRED IN 2004 OR BEFORE.

(4) THE FAIR TRADE COMMISSION'S INVESTIGATION INTO ALLEGEDLY UNFAIR JOINT ACTIVITIES

IN CONNECTION WITH THE HIGH-SPEED INTERNET SERVICE CLEAN MARKETING AGREEMENT SIGNED IN APRIL 2003 AMONG SIX COMMUNICATION SERVICE PROVIDERS, INCLUDING THE COMPANY, THE FAIR TRADE COMMISSION IS INVESTIGATING IT TO SEE WHETHER IT IS IN VIOLATION OF THE LAW PERTAINING TO REGULATION OF MONOPOLY AND FAIR TRADE,
ARTICLE 19 (PROHIBITION OF UNFAIR JOINT ACTIVITIES). THERE IS A POSSIBILITY THAT THE COMPANY MAY BE SUBJECT TO A FINE, IF IT IS JUDGED TO BE INVOLVED IN AN UNFAIR JOINT ACTIVITY. AS OF THE END OF THE FIRST HALF OF 2005, THE COMPANY ENTERED KRW 8,000 MILLION AS NON-OPERATING EXPENSES IN CONNECTION WITH IT.

(5) MAJOR AGREEMENTS

1) CONTRACTS FOR USING CIRCUIT FACILITIES, ETC

THE COMPANY AND POWERCOMM HAVE SIGNED CONTRACTS FOR MUTUAL SUPPLY OF POWER/TELECOM CIRCUIT FACILITIES, CABLE NETWORK AND OTHER POWER FACILITIES. DURING THE FIRST HALF OF 2005 AND THE SECOND HALF OF 2004, THE COMPANY ENTERED USER FEE FOR SUCH A SUPPLY, I.E. KRW 25,306 MILLION AND 28,273 MILLION, RESPECTIVELY, AS SALES COST.

2) CONTRACTS FOR MUTUAL COLLABORATION

IN CONNECTION WITH MUTUAL COLLABORATION CONTRACTS MADE WITH CABLE TV BUSINESSES FOR ATTRACTION AND MANAGEMENT OF CUSTOMERS OF HIGH-SPEED INTERNET SERVICES, THE COMPANY PAYS FEES. DURING THE FIRST HALF OF 2005 AND THE SECOND HALF OF 2004, THE COMPANY ENTERED THESE FEE, I.E. KRS 28,586 MILLION AND KRW 27,300 MILLION, RESPECTIVELY, AS SALES COST.

3) AGREEMENT REGARDING SALE OF HFC NETWORK/EXCLUSIVE CIRCUIT BUSINESS

ON DECEMBER 30, 2003, THE COMPANY SIGNED AN ASSET HANDOVER CONTRACT FOR PACKAGE TRANSFER OF THE HFC NETWORK, INCLUDING OPTICAL CABLE, IN GANGNEUNG, SOKCHO AND PART OF DAEGU TO ON-MEDIA CORPORATION. THE TRANSFER WAS COMPLETED BY THE END OF JUNE 2004. UNDER THE CONTRACT, THE COMPANY SHALL MAKE UP FOR ALL DAMAGES OR LOSSES ATTRIBUTABLE TO A CAUSE DATING BACK TO THE PERIOD PRIOR TO COMPLETION OF THE CONTRACT AND LEASE THE HFC NETWORK IN RESPECTIVE AREAS EXCLUSIVELY FROM ON-MEDIA CORPORATION FOR THE NEXT TEN YEARS. AS WELL, IN CONNECTION WITH THE HANDOVER OF THE HFC NETWORK TO POWERCOMM IN JULY 2002, THE COMPANY HAS A CONTRACTUAL OBLIGATION TO LEASE THE HFC NETWORK FOR THE NEXT TEN YEARS FROM THE DATE OF THE SIGNATURE OF THE CONTRACT. ALSO, REGARDING THE PACKAGE TRANSFER OF AUTHORIZATIONS AND APPROVALS OBTAINED FROM THE AUTHORITIES AND INTELLECTUAL PROPERTY RIGHTS FOR DEDICATED CIRCUITS TO SK GLOBAL IN OCTOBER 2002, THE COMPANY HAS A CONTRACTUAL OBLIGATION TO COVER ALL DAMAGES OR LOSSES ATTRIBUTABLE TO A CAUSE DATING BACK TO THE PERIOD PRIOR TO COMPLETION OF THE CONTRACT AND LEASE THE DEDICATED NETWORK EXCLUSIVELY FROM THE NEW OWNER FOR THE NEXT FIVE YEARS.

18. CASH FLOW TABLE

DETAILS OF IMPORTANT TRANSACTIONS THAT DO NOT INVOLVE INFLOW/OUTFLOW OF CASH ARE AS FOLLOWS:

                                                      (Unit: In millions of Won)

                                                                                  2Q 2005
                                                                                  -------
Substitute Construction on progress to Transmission and Communication equipment    8,966
Substitute Other Tangible Assets to Transmission and Communication equipment         390